FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 8, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated March 8, 2007 announcing the Company’s financial results for the fourth quarter of 2006 and the fiscal year ended December 31, 2006	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations filed on the SEDAR system in Canada on March 8, 2007	8

Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006 filed on the SEDAR system in Canada on March 8, 2007	31

Signature	84

BIOMIRA REPORTS FULL YEAR AND FOURTH QUARTER 2006
FINANCIAL RESULTS

EDMONTON, ALBERTA, CANADA - March 8, 2007 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today reported financial results for the year and quarter ended December 31, 2006. All results are in Canadian dollars.

Net loss for the year ended December 31, 2006, was $17.8 million or $0.19 per basic and diluted share, compared with $19.0 million, or $0.24 per basic and diluted share in 2005. The decrease in net loss resulted from decreased clinical expenditures as a result of transferring the development program for Stimuvax® to Merck KGaA of Darmstadt Germany (“Merck”) effective March 1, 2006, partly offset by increased general and administrative expenses related to changes in accounting for stock-based compensation and charges due to reduction in workforce. Revenue from operations for the year ended December 31, 2006 was $4.5 million, compared with $4.4 million in the prior year.

Expenses for the year ended December 31, 2006, were $24.1 million, compared with $24.5 million for the prior year. Research and development expenses decreased from $16.9 million in 2005 to $13.8 million in 2006, primarily as a result of reduced clinical expenditures with the transfer of responsibility for the clinical development of Stimuvax to Merck. This was offset by an increase in G&A expenses from $6.3 million in 2005 to $8.7 million in 2006. This increase was primarily attributable to changes in the expensing of stock options with the adoption of a new accounting policy in 2006, a non-cash expense, and with costs related to workforce reductions and employee exiting.

Net loss for the quarter ended December 31, 2006 was $4.3 million or $0.04 per basic and diluted share, compared with $4.4 million or $0.05 per basic and diluted share for the comparable period in 2005. Revenue from operations was $1.3 million, compared with $1.1 million for the comparable period in 2005. Expenses for the quarter were $6.7 million, compared with $6.0 million for the comparable period in 2005.

As of December 31, 2006, Biomira’s cash, cash equivalents and short term investments were $33.0 million, compared to $21.4 million at the end of 2005, an increase of $11.6 million, or 54%. Major contributors to the net change included $31.9 million in net financing proceeds, offset by $15.6 million used in operations and $4.3 million used in the acquisition of ProlX Pharmaceuticals Corporation (“ProlX”).

Financial Guidance

Biomira believes the following financial guidance to be correct as of the date provided. We are providing this guidance as a convenience to investors, and we assume no obligation to update it.

For 2007, we expect our research and development expenses to increase significantly, primarily as a result of increased manufacturing and process development activities for Stimuvax for the Phase 3 trial being conducted by Merck, and of increased development activity for the small molecules drugs we acquired with the acquisition of ProlX. We expect these expenses to be offset by increased funding from Merck, which is required to purchase Stimuvax from Biomira, by milestone payments we anticipate receiving from Merck, one for the enrollment of the first patient in the Phase 3 trial and another for the signing of the final amended collaboration and supply agreements, and by grant funding available to our ProlX subsidiary. The net result is that we anticipate that our cash used in operations for 2007 will be between $14 million and $16 million dollars. As a result, we believe that Biomira currently has sufficient cash resources to last into the second half of 2008.

Business Update

Key Achievements in 2006 included:
•
Completing a Special Protocol Agreement (SPA) with the U.S. Food and Drug Administration related to the Phase 3 trial of Stimuvax in patients with non-small cell lung cancer. The SPA concerns the design of the Phase 3 trial and outlines definitive clinical objectives and data analyses considered necessary to support regulatory approval of Stimuvax.

•	Transferring the U.S. IND for Stimuvax to Merck, which enabled Merck to initiate the Phase 3 trial.
•	Appointing Robert L. Kirkman M.D. as President and Chief Executive Officer and D. Lynn Kirkpatrick, Ph.D. as Chief Scientific Officer.
•
Acquiring ProlX Pharmaceuticals Corporation. The acquisition brought in a portfolio of small molecule compounds with significant potential in the treatment of various cancers. Diversification of Biomira’s pipeline through the acquisition is expected to increase the Company’s opportunities for clinical and commercial success.

•	Raising $31.9 million in net financing proceeds. These financial resources are expected to support aggressive advancement of multiple product development programs.

Key Achievements to date in 2007 include:
•
Initiation of the Phase 3 trial of Stimuvax in patients with non-small cell lung cancer by Merck. Enrollment of the first patient in this trial, which occurred in February 2007, triggered a milestone payment to Biomira of U.S. $2.5 million, before associated payments to third parties of approximately U.S. $0.5 million. In addition, Biomira has the responsibility for the manufacture of Stimuvax and has been successfully manufacturing for the Phase 3 trial.
•	Initiation of the Phase 2 trial of the thioredoxin inhibitor PX-12 in patients with advanced pancreatic cancer resistant to gemcitabine or a gemcitabine-containing regimen.

Conference Call and Webcast
Biomira’s management will discuss the Company's fourth quarter and full year 2006 financial results as well as general business updates during a conference call beginning at 1:30 p.m. PT/ 4:30 p.m. ET today, Thursday, March 8, 2007. To listen to a webcast of the discussion, visit www.Biomira.com.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira's goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward-Looking Statements
In order to provide our investors with an understanding of our current results and future prospects, this release may contain statements that are forward looking. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will," "intends," "potential," "possible" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs with respect to research and development expenses, the use and adequacy of cash resources, the successful integration of ProlX, the timing, duration and results of clinical trials, the timing and results of regulatory reviews, the safety and efficacy of our products, the possibility of future payments from Merck and the availability of grant funding for our ProlX subsidiary and are based on our experience and our assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements, including the risks associated with the adequacy of financing and reserves on hand; currency exchange rate fluctuations; changes in general accounting policies, general economic factors, achievement of the results we anticipate from our clinical trials with our products and our ability to adequately obtain and protect our intellectual property rights. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada on SEDAR and the United States on U.S. EDGAR. Biomira does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form and Proxy Circular filed annually at the end of March, can be found on SEDAR at www.sedar.com and U.S. EDGAR at www.sec.gov.

Investor and Media Relations Contact:
Stephanie Seiler, Ph.D.
Gemini BioProjects LLC
206-713-0124
ir@biomira.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

Biomira Inc.
Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three Months Ended December 31		Year Ended December 31
	2006	2005	2006	2005
REVENUE
Contract research and development	$1,170	$977	$4,172	$3,842
Licensing revenue from collaborative agreements	50	52	207	207
Licensing, royalties, and other revenue	43	86	135	328
	1,263	1,115	4,514	4,377
EXPENSES
Research and development	3,287	4,455	13,838	16,907
General and administrative	2,615	1,441	8,661	6,295
Marketing and business development	153	12	666	965
Amortization	602	106	897	376
	6,657	6,014	24,062	24,543
OPERATING LOSS	(5,394)	(4,899)	(19,548)	(20,166)
Investment and other income	424	226	1,039	795
Interest expense	(2)	(1)	(11)	(2)
LOSS BEFORE INCOME TAXES	(4,972)	(4,674)	(18,520)	(19,373)
INCOME TAX RECOVERY:
Current	524	286	524	348
Future	174	-	174	-
	698	286	698	348
NET LOSS	$(4,274)	$(4,388)	$(17,822)	$(19,025)
BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$(0.05)	$(0.19)	$(0.24)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	102,800	78,660	91,900	78,660

Biomira Inc.
Consolidated Balance Sheets Data
(in thousands)
(unaudited)

	December 31, 2006	December 31, 2005
Cash position	$33,037	$21,415
Total assets	$79,099	$24,263
Total long-term liabilities	$13,378	$1,147
Shareholders’ equity	$61,417	$20,063
Common shares outstanding	116,915	78,817

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at February 28, 2007, should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2006. These financial statements, which follow the MD&A, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) that differ in some respects from those of the United States (U.S. GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Forward-Looking Statements
In order to provide our investors with an understanding of our current results and future prospects, this report contains statements that are forward looking. These forward-looking statements include, our future strategy and business prospects, planned development of our product pipeline, by ourselves and with our existing and prospective partners, our future revenues, operating expenses, investment income and taxes, our expectations with respect to research and development expenses, the use and adequacy of our cash resources, the successful integration of ProlX, the timing, duration and results of clinical trials for our products, the timing and results of regulatory reviews, the safety and efficacy of our products, the possibility of future payments from Merck, and the availability of grant funding for our ProlX subsidiary.

All of these forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements. Factors that might cause such a difference include, but are not limited to, those risks and uncertainties described in detail in our official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described elsewhere in this report.

Overview of the Business
Biomira Inc. is an international biotechnology company headquartered in Canada which is engaged primarily in the development of innovative therapeutic products for the treatment of cancer. Our goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

On October 31, 2006, we announced the acquisition of ProlX Pharmaceuticals Corporation (“ProlX”), of Tucson, Arizona, a privately-held biopharmaceutical company focused on the development of novel therapeutics for the treatment of cancer. ProlX is developing small-molecule drugs that inhibit redox and cell-survival signaling proteins. With this acquisition, we have added a pipeline of targeted small molecule cancer drugs to our existing pipeline of cancer vaccines. We believe this enhanced pipeline gives us multiple opportunities for successful clinical development while diversifying risk.

In conjunction with the closing, we paid U.S. $3.0 million in cash and 17,877,777 shares of Biomira common stock (subject to certain resale restrictions) in return for all of the outstanding stock of ProlX. We also incurred acquisition costs of approximately $1.4 million and share issuance costs of approximately $39,000. Pursuant to the purchase allocation, as disclosed in Note 4 Business Acquisition in the notes to the 2006 audited consolidated financial statements, the acquired technologies have been valued at approximately $40.4 million using a probability adjusted discounted cash flow method on a product by product basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We anticipate that the major focus of our internal clinical development activities will be directed to the small molecule product candidates. Further clinical development of Stimuvax® (formerly BLP25 Liposome Vaccine), our lead vaccine, has now been transferred to our partner for this product, Merck KGaA of Darmstadt, Germany (“Merck”). Biomira remains responsible for the manufacture of Stimuvax.

Product Pipeline

Stimuvax
Stimuvax is a synthetic MUC1 peptide vaccine incorporating a 25-amino acid sequence of the MUC1 cancer mucin that is incorporated into a liposomal delivery system and is designed to induce an immune response to cancer cells. This product candidate has completed phase 2b clinical testing. In October 2005 we provided an update to the survival data from our phase 2b study, which showed that patients with Stage IIIb locoregional non-small cell lung cancer (“NSCLC”) who received the vaccine had a median survival of 30.6 months compared to 13.3 months for the unvaccinated group, a difference of 17.3 months.

During 2006, we transitioned responsibility for the clinical development and regulatory activities for Stimuvax to Merck including the transfer of sponsorship of the U.S. Stimuvax Investigational New Drug application. In December we announced that an agreement had been reached with the U.S. Food and Drug Administration (“FDA”) on a Special Protocol Assessment (“SPA”) for the Phase 3 clinical trial of Stimuvax for the treatment of NSCLC. The SPA agreement between the Company and the FDA relates to the design of the Phase 3 trial and outlines definitive clinical objectives and data analyses considered necessary to support regulatory approval of Stimuvax. In January 2007 we announced that the global Phase 3 clinical trial, START (“Stimulating Targeted Antigenic Responses To NSCLC”) was open for patient enrollment. In February 2007 we announced that the first patient was enrolled in this trial triggering a milestone payment to Biomira of U.S. $2.5 million, before associated payments to third parties of approximately U.S. $0.5 million.

Biomira is responsible for process development and manufacturing of Stimuvax under our agreement with Merck. We conduct process development, quality control and assurance, and other aspects of this work at Biomira, while outsourcing manufacturing. During 2006 we completed certain aspects of process development and revisions to our manufacturing procedures for the Stimuvax Phase 3 trial, and manufacturing was resumed in early 2007.

PX-12
PX-12 is a small molecule inhibitor of thioredoxin. Increased thioredoxin levels in cancer cells have been linked to the aggressive proliferation of solid tumors, including colon, lung, and gastric cancers. PX-12 is currently being evaluated in a phase 1b trial in patients with advanced gastrointestinal cancers. An initial phase 1 trial involving 38 patients with advanced metastatic cancer showed that PX-12 was well tolerated and produced a decrease in plasma concentrations of thioredoxin that was significantly correlated with increased patient survival. Fifteen of the 38 patients achieved stable disease of up to 322 days. A randomized phase 2 trial comparing two dose levels of PX-12 in patients with advanced pancreatic cancer who have progressed on gemcitabine or a gemcitabine-containing regimen was initiated in January 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

PX-478
PX-478 is a small molecule inhibitor of hypoxia inducible factor-1a (HIF-1a), a protein responsible for initiating the process of tumor blood vessel growth, or angiogenesis. PX-478 is effective when delivered orally in animal models, and has shown marked tumor regressions and growth inhibition in such model systems across a range of cancers, including ovarian, renal, prostate, colon, pancreatic, and breast cancer. PX-478 is in late stage pre-clinical development and is expected to begin a phase 1 clinical trial by mid 2007.

PX-866
PX-866 is an inhibitor of the phosphatidylinositol-3-kinase (PI-3-kinase)/PTEN/Akt pathway, an important survival signaling pathway that is activated in many types of human cancer. PI-3-kinase is over expressed in a number of human cancers, especially ovarian, colon, head and neck, urinary tract, and cervical cancers, where it leads to increased proliferation and inhibition of apoptosis. The PI-3-kinase inhibitor PX-866 induces prolonged inhibition of tumor PI-3-kinase signaling following both oral and intravenous administration and has been shown to have good in vivo anti-tumor activity in human ovarian and lung cancer, as well as intracranial glioblastoma, tumor models. PX-866 is in late pre-clinical development.

BGLP40 Liposomal Vaccine (“L-BGLP40”)
During 2006, pre-clinical work continued on our third-generation product candidate, L-BGLP40, a completely synthetic MUC1 based liposomal, multiple target cancer vaccine, which we believe may provide benefit in several cancer indications. L-BGLP40 is a vaccine designed to evoke both a cellular and humoral immune response against major cancer-associated target epitopes expressed on adenocarcinomas.

Biomira/Merck Stimuvax Collaboration
In January 2006, we announced the signing of a letter of intent to amend the existing supply and collaboration agreements between Biomira and Merck for Stimuvax. Under the letter of intent, effective March 1, 2006, Merck assumed most of the administrative and financial responsibility for the development and commercialization of Stimuvax, including the phase 3 trial in NSCLC. Merck also plans to investigate the use of Stimuvax to treat other types of cancer.

In return, under the letter of intent, our co-promotion interest in U.S. sales has been converted to a specified royalty rate, which is higher than the rate Merck has agreed to pay in markets outside of North America (the Rest of World (“ROW”)). The royalty and other arrangements with respect to the ROW remain generally unchanged (Merck to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck pursuant to the collaboration remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the stage and promise of Stimuvax.

Under the letter of intent, we retain responsibility for manufacturing Stimuvax, both for clinical trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

The Companies are, pursuant to the letter of intent, actively pursuing the revision of the existing supply and collaboration agreements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Development
Our business development activities in 2006 were focused on broadening and diversifying our pipeline of products. With our acquisition of ProlX, we acquired a pipeline of targeted small molecule anti-cancer compounds for internal development, which we anticipate to form the bulk of our future clinical development activities. We plan to continue to search for additional opportunities to in-license or acquire compounds which complement our oncology portfolio. As we advance our compounds in clinical development, we also plan to explore partnering opportunities that may provide resources for the more rapid advancement of these product candidates.

Our Synthetic Biologics Business Unit continues to focus on exploring the full potential of chemically synthesized adjuvants for use in protective and therapeutic vaccines. We have developed technologies that can be used by other companies developing non-competing vaccine technology. Our expertise in this area complements our current programs and provides new upside business potential as we continue to actively seek licensing opportunities for our synthetic adjuvants.

Corporate Update
During 2006 we completed a limited restructuring process for the Company arising from the transition of most of the administrative and financial responsibility for the development and commercialization of Stimuvax to Merck. As a result of this restructuring process we have incurred workforce reduction costs of $2.3 million, as further disclosed in Note 17, Workforce Reduction Costs, in the notes to the 2006 audited consolidated financial statements. Throughout this process we have continued to maintain our core expertise in all necessary areas.

In May, we announced that Dr. Alex McPherson stepped down as President and CEO after a 15 year tenure. His position was taken on an interim basis by Edward Taylor, the Company’s Chief Financial Officer and Vice President, Finance and Administration. Shortly thereafter, Dr. McPherson stepped down from the Board of Directors after 19 years of service and Mr. Taylor was appointed to the Board of Directors.

In August we announced the appointment of Robert L. Kirkman, MD, as President and Chief Executive Officer. Dr. Kirkman was also appointed to the Board of Directors, effective September 5, 2006. Dr. Kirkman was formerly Acting President and CEO of Xcyte Therapies, Inc (“Xcyte”) of Seattle, WA, which concluded a merger with Cyclacel Pharmaceuticals, Inc., in March 2006. From 2004 to 2005, Dr. Kirkman was Chief Business Officer and Vice President at Xcyte, where he played a significant role in the Company's initial public offering and led business development and strategic planning activities. From 1998 to 2003, Dr. Kirkman was Vice President, Business Development and Corporate Communications at Protein Design Labs, Inc.

In August, we also announced that Dr. Christopher Henney was elected Chairman of the Board of Directors of Biomira. Dr. Henney joined the Board of Directors in March 2005 and is the co-founder of three major publicly-traded U.S. biotech companies, Immunex Corporation, ICOS Corporation and Dendreon Corporation. Dr. Henney was Chairman and CEO of Dendreon Corporation from 1995 to 2004. He is Chairman of SGX Pharmaceuticals, Inc. and Vice-Chairman of Cyclacel Pharmaceuticals, Inc. We also announced that Robert Blair was reappointed to our Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In January 2006, we completed a financing totaling $18.4 million (U.S. $16.1 million), before issue costs, with Rodman & Renshaw, LLC of New York acting as exclusive placement agent. The Company issued 10,572,368 units, each consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant entitles the holder thereof to purchase one common share at an exercise price of U.S. $2.50. The warrants have a 42-month term, from the date of closing, and a no-exercise period of six months. The financing closed at the end of January.

In September, we announced that we had received final clearance from the applicable Canadian regulatory authorities with respect to a U.S. $100 million Base Shelf Prospectus filed in specified Canadian jurisdictions. We concurrently filed a base shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. The base shelf registration statement became effective in both countries on September 26, 2006 and will provide us with the flexibility to obtain financing efficiently, as market conditions allow, to support both internal development and future partnering activities. The base shelf registration statement will be effective for approximately 25 months. The terms of any offering under the Base Shelf Prospectus will be established at the time of the offering and will be described in a prospectus supplement filed at that time.

In December 2006, we completed a financing under the new Base Shelf Prospectus totaling $15.0 million (U.S. $13.0 million), before issue costs, with Rodman & Renshaw, LLC of New York acting as exclusive placement agent. The Company issued 9,629,629 units, each consisting of one common share and 0.20 of a warrant, at an issue price of U.S. $1.35. Each warrant entitles the holder thereof to purchase one common share at an exercise price of U.S. $1.86. The warrants have a 48-month term, from the date of closing, and a no-exercise period of six months. The financing closed in mid-December.

2007 - Moving forward
With the recent financing proceeds in our treasury and the development program for Stimuvax now in the hands of Merck, we are well positioned to focus on the clinical development of our newly acquired pipeline of small molecule compounds. We intend to build shareholder value by advancing these compounds toward eventual commercialization, by ourselves and/or with our partners, as rapidly and effectively as possible.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Consolidated net losses for the years 2006, 2005, and 2004 were $17.8 million, $19.0 million, and $12.2 million, respectively. The decrease in 2006 compared to 2005 resulted from reduced clinical expenditures with the development program for Stimuvax in the hands of Merck effective March 1, 2006. Partially offsetting such decrease was an increase in our general and administrative expenses related to the adoption of a new accounting policy relative to stock-based compensation and changes made in our workforce. The increase in net loss in 2006, compared to 2004, was primarily attributable to higher revenues in 2004 due to the immediate recognition into income of the remaining deferred revenue related to the Theratope® program.

Results for 2006 indicate a $1.2 million (6.3%) decrease in the year over year net loss resulting from higher revenue of $0.1 million, higher investment and other income of $0.2 million, lower research and development expenditures of $3.1 million, lower marketing and business development expenditures of $0.3 million and higher income tax recovery of $0.4 million; offset by higher general and administrative expenses of $2.4 million, and higher amortization of $0.5 million.

Non-GAAP Measures
We refer to the term “working capital” which is not specifically defined in the CICA Handbook and does not have any standardized meaning prescribed by generally accepted accounting principles (“GAAP”). This non-GAAP measure may not be comparable to similar measures presented by other companies. For purposes of this MD&A, and consistent with our previously disclosed non-GAAP measures, working capital is defined as current assets less current liabilities. Working capital provides useful information in relation to the Company’s ability to meet obligations as they come due and fund ongoing operations. Working capital currently has no directly comparable measure calculated in accordance with GAAP.

Revenues
Revenues from operations for the three years ended 2006, 2005, and 2004 were $4.5 million, $4.4 million, and $8.9 million, respectively. The 2005 year over year decrease of $4.5 million (51%) related to lower licensing revenues from collaborative arrangements as identified below.

Revenues from contract research and development for 2006, totaling $4.2 million, compared to $3.8 million in 2005 and $2.1 million in 2004, represent contract research and development funding received from Merck associated with Stimuvax. The increase in revenue in 2006 is primarily attributable to increased funding received from Merck under the terms of the letter of intent signed by both Companies in January 2006, as described in Note 15, Collaborative Agreements, in the notes to the audited 2006 consolidated financial statements.

Licensing revenues from collaborative arrangements for 2006 of $0.2 million, compared to $0.2 million in 2005 and $6.5 million in 2004, represents the amortization of upfront payments received from Merck and an upfront sublicensing fee from Cancer Vac upon commencement of the respective collaborations. In 2004 Merck returned the Theratope development and commercialization rights resulting in the immediate recognition into income of the remaining related deferred revenues totaling $5.9 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Licensing, royalties and other revenue for 2006, totaling $0.1 million, compared to $0.3 million in both 2005 and 2004, relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Operating revenues are not expected to increase significantly until certain milestone payments tied to clinical advancement/success have been earned, and commercialization of one or more of our products has occurred. Under the terms of the letter of intent with Merck, in late February we became eligible for a milestone payment upon enrollment of the first patient into the phase 3 pivotal study in NSCLC and we will become eligible for second milestone payment upon execution of the amendments to the supply and collaboration agreements. The first milestone payment is anticipated to be received near the end of our 2007 first quarter, while the second milestone payment remains dependant on the timing of the execution of the amendments to the supply and collaboration agreements. In addition to the potential revenues related to our lead technology, we will continue to explore acquisition/licensing opportunities and collaborative alliances for emerging technologies in our pipeline that may contribute to future revenue generation. The extent and timing of such additional licensing fees and contract revenue, if any, will be dependent upon the overall structure, terms, and conditions of any future arrangements.

Operating Expenses
Research and Development
We are a development company that dedicates the majority of our cash resources to product and clinical development activities. In order to align our cash and other resources to activities that have a higher probability of generating product commercialization opportunities, we have adopted a strategy to capitalize on pre-clinical and clinical product opportunities via acquisition, in-licensing and collaborative arrangements with third parties. We also perform limited discovery research activities.

For the three years ended 2006, 2005, and 2004, we incurred $13.8 million, $16.9 million, and $13.6 million respectively in direct research and development costs. The decrease in 2006 of $3.1 million (17%) over the previous year is primarily attributable to reduced clinical expenditures with the development program for Stimuvax in the hands of Merck effective March 1, 2006. These expense reductions have been partially offset by workforce reduction costs as described in Note 17, Workforce Reduction Costs, in the notes to the 2006 audited consolidated financial statements. Major expenditures for fiscal 2006 included costs associated with transitioning the Stimuvax clinical program to Merck and the procurement and manufacturing of clinical trial materials.

We anticipate product development expenditures to increase in 2007 as we work on advancing the clinical programs related to our newly acquired portfolio of small molecule compounds. Further, we anticipate that the majority of the expenditures in 2007 and beyond will be concentrated towards two primary areas of focus: 1) manufacturing and related process development expenditures to ensure the adequacy of clinical drug supply and related manufacturing activities for the large multi-national Stimuvax, phase 3 trial, and 2) advancement of other promising products in our pipeline including our portfolio of small molecule compounds and BGLP40. The manufacturing and related process development expenditures will be partially offset by contract research and development revenues received from Merck and the clinical program costs related to our newly acquired portfolio of small molecules will be partially offset by grant funding available to our Prolx subsidiary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General and Administrative
General and administrative expenses for 2006, 2005, and 2004 were $8.7 million, $6.3 million, and $6.6 million, respectively. The 2006 expenditures represent an increase of $2.4 million (38%) over the previous year, which is mainly attributed to the following three items. At December 31, 2006 we adopted Abstract No. 162, Stock-based-Compensation for Employees Eligible to Retire before the Vesting Date (“EIC-162”) as described in Note 3, Accounting Policy Changes, of the notes to the 2006 audited consolidated financial statements. As a result of adopting EIC-162 we immediately expensed $0.9 million of stock-based compensation that otherwise would have been expensed in future years over the remaining vesting periods. In the second quarter of 2006 we expensed non-contractual and contractual employee exiting costs of $0.6 million and $0.3 million respectively. Finally, during 2006 we incurred workforce reduction costs of $0.4 million as described in Note 17, Workforce Reduction Costs, in the notes to the 2006 audited consolidated financial statements.

For 2007, our general and administrative expenses are anticipated to return to levels comparable to 2005 and 2004.

Marketing and Business Development
Marketing and business development expenses for 2006, 2005, and 2004 were $0.7 million, $1.0 million, and $1.4 million respectively and represent corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies. The decrease of $0.3 million is due to reduced marketing activities as we continue to focus our efforts on potential in-licensing and out-licensing opportunities.

For 2007, we anticipate our business development expenditures to remain at levels similar to 2006 in order to support our focus on exploring potential in-licensing and out-licensing opportunities.

Amortization
Amortization expense relates to facility leaseholds and equipment, certain licensing rights, acquired intangible assets, and other assets. Amortization expense for fiscal 2006, 2005, and 2004 were $0.9 million, $0.4 million and $0.4 million respectively. The 2006 amortization expense represents an increase of $0.5 million (125%) over the previous year and can be attributed to amortization of $0.5 million recorded on the intangible assets acquired from ProlX, as described in Note 8 Intangible Assets in the notes to the 2006 audited consolidated financial statements. The acquired intangible assets consist of a portfolio of oncology products at various stages of development. The acquired technologies will be amortized over the lesser of the economic life or remaining patent life of the acquired technologies currently ranging from 11.5 to 19.9 years.

For 2007, the amortization expense will increase substantially as this will be the first full year of amortization recorded against the acquired intangible assets.

Investment and Other Income
Investment revenue for 2006, 2005, and 2004 was $1.1 million, $0.8 million, and $0.7 million respectively. The 2006 investment revenue represents an increase of $0.3 million (37%) over the previous year and is attributable to a modest improvement in the interest rate environment coupled with comparable average investment balances year over year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other income (expense) for 2006, 2005, and 2004 was $(0.1) million, nil, and $(0.3) million respectively. Other expense in 2006 primarily consists of an impairment allowance of $0.1 million recorded on our investment in Prima Biomed Ltd, as described in Note 9 Long-Term Investments in the notes to the 2006 audited consolidated financial statements. Other expense in 2004 consisted of a net foreign exchange loss of $0.3 million on U.S. dollar holdings attributable to fluctuations of the Canadian dollar against the U.S. dollar. The net foreign exchange loss in both 2006 and 2005 was nil.

Despite $33.4 million (U.S. $29.1 million), before issue costs, in financing that we secured in 2006, the ongoing redemption of investments to fund operations and analyst expectations of continuing low market yields will result in an investment income level in 2007 approximately the same as in 2006.

Income Taxes
The current income tax benefit of $0.5 million recorded in 2006 compared to $0.3 million and $0.4 million in 2005 and 2004 respectively, is due to proceeds of $0.5 million realized in the fourth quarter from the sale of New Jersey State tax losses attributable to Biomira’s U.S. subsidiary located in New Jersey. The $0.2 million increase in 2006 is due to a higher level of proceeds received.

The future income tax recovery of $0.2 million recorded in 2006 relates to the increase in value of the intangible assets pursuant to the acquisition of ProlX as described in Note 4 Business Acquisition in the notes to the 2006 audited consolidated financial statements. A future income tax liability has been computed at the statutory rate on the increase in value of the intangible assets and is being amortized to the consolidated statement of operations on the same basis as the related intangible assets. For 2007, we anticipate that the future income tax recovery will increase substantially as this will be the first full year of amortization recorded against the related liability.

Liquidity and Capital Resources
Liquidity
As at December 31, 2006, Biomira’s cash and cash equivalents and short-term investments (“cash reserves”) were $33.0 million compared to $21.4 million at the end of 2005, an increase of $ 11.6 million or 54%. Major contributors to the net change included $31.9 million in net financing proceeds, offset by $15.6 million used in operations and $4.3 million used in the acquisition of ProlX.

Working capital, defined as current assets less current liabilities, increased in 2006 by $11.8 million from 2005, to $31.7 million from $19.9 million and is primarily attributable to the $11.6 million increase in cash reserves coupled with an increase of $1.3 million in prepaid expenses and other, offset by an increase of $1.2 million in accounts payable and accrued liabilities. The increase in prepaid expenses and other relates to deferred manufacturing costs that have not been consumed in the manufacturing process as at December 31, 2006. The increase in accounts payable and accrued liabilities can be attributed to accrued costs relating to the acquisition of ProlX, the December financing and workforce reductions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We believe that we have taken prudent measures relative to managing our cash reserves and operating expenditures. We have focused the majority of our planned activities and expenditures towards advancing our lead product candidate Stimuvax while continuing to build a pipeline of technologies through acquisition and in-licensing activities. With the development program for Stimuvax in the hands of Merck effective March 1, 2006, coupled with the additional $33.4 million (U.S. $29.1 million), before issue costs, in financing secured in 2006, we believe that sufficient cash reserves are in place to operate into the second half of 2008. Additional capital resources may be required depending on the outcomes associated with the further development of products in our pipeline. Such additional capital resources could be derived from future financings under our current Base Shelf Prospectus, which expires in the fourth quarter of 2008, and/or receipt of milestone payments from Merck, or from future partnering activities.

Financing
Anticipating future funding requirements to further our product pipeline and in-licensing activities, we registered a U.S. $100 million Base Shelf Prospectus with the applicable regulatory authorities in Canada and the U.S. in September 2006. This financing mechanism replaced the U.S. $100 million base shelf registration statement that expired in August 2006 and, unless fully exhausted prior to expiry, is expected to remain in place into the fourth quarter of 2008. The intention of the new base shelf registration statement is to ensure that a financing mechanism is in place to allow us to take advantage of favorable financing opportunities in a timely manner.

In January 2006, we were able to raise gross $18.4 million (U.S. $16.1 million) by issuing 10,572,368 units, each unit consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant entitles the holder thereof to purchase one common share at an exercise price of U.S. $2.50. The warrants have a 42 month term, from the date of closing, and a no-exercise period of six months.

In December 2006, we were able to raise an additional $15.0 million (U.S. $13.0 million) by issuing 9,629,629 units, each consisting of one common share and 0.20 of a warrant, at an issue price of U.S. $1.35. Each warrant entitles the holder thereof to purchase one common share at an exercise price of U.S. $1.86. The warrants have a 48-month term, from the date of closing, and a no-exercise period of six months.

Capital Resources
Under the U.S. $100 million Base Shelf Prospectus, U.S. $87 million is still available for future financings subject to applicable regulatory requirements. In addition, at December 31, 2006 there were 5.8 million warrants outstanding, at a weighted-average exercise price of U.S. $2.45. Based on our NASDAQ closing share price of U.S. $1.14 on December 31, 2006, the warrants outstanding were not in the money.

Under the Company’s stock option plan, at December 31, 2006 there were 6.9 million stock options outstanding at a weighted-average exercise price of $2.59. Based on our Toronto Stock Exchange closing share price of $1.34 on December 29, 2006, 3.2 million stock options were in the money; however, none of these stock options were exercisable at December 31, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

From inception, we have financed our research and development, operations, and capital expenditures primarily through public and private sales of our equity securities, licensing and collaborative arrangements, and investment income. To maximize value from our capital resources and ensure overall financial stability, we maintain a comprehensive financial planning, budgeting, monitoring, and governance system that imposes a disciplined approach to fiscal management. Our investment guidelines focus on capital preservation and security of income and restrict the portfolio to holding only liquid, investment-grade securities with maturities aligned to projected cash requirements.

To meet future requirements, we intend to raise cash or improve liquidity through some or all of the following methods: public or private equity or debt financing; capital leases; achievement of milestone payments under existing collaborative agreements; and the execution of new collaborative and licensing agreements related to our proprietary technologies. However, there is no assurance of obtaining additional financing through these arrangements on acceptable terms, if at all. The dynamics of the biotechnology sector, and in particular the uncertainty inherent in our clinical programs, may make it difficult to raise significant new capital at reasonable cost. Consequently, our ability to generate additional cash is contingent on many external factors beyond our control, as described in “Risks and Uncertainties.” Should sufficient capital not be raised, we may have to delay, reduce the scope of, eliminate, or divest our technologies, programs and related personnel, any of which could impair the current and future value of the business.

Contractual Obligations and Contingencies
In our operations, we have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The following table presents contractual obligations arising from these arrangements currently in force over the next ten years.

	Payments Due by Fiscal Year
(expressed in $000’s)	Total	2007	2008 - 2009	2010 - 2011	2012 - 2016
Operating leases - premises	522	259	162	101	-
Operating leases - equipment and other	105	85	20	-	-
	627	344	182	101	-
Capital lease obligations	83	50	33	-	-
Licensing fees and royalties	128	25	23	23	57
Other long-term obligations	23	23	-	-	-
Total contractual obligations	861	442	238	124	57

The Company’s lease on its corporate facility expires on March 31, 2007 and the Company is in the process of negotiating a new lease with the landlord. As part of the negotiations, the Company expects to be significantly reducing the amount of square footage leased. As the final terms of the lease remain under negotiation, the associated cost of the renewal has not been reflected in the above schedule of contractual obligations. Pursuant to the acquisition of ProlX, the Company has assumed a facility lease in Tucson, Arizona which expires on March 31, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

With the exception of capital leases, the obligations described above are non-cancellable operating leases or commitments that do not meet the criteria for accounting recognition of an asset and an obligation under the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3065 Leases. The contractual terms provide for periodic lease payments and return of the equipment at the end of the lease. For the current fair values of the capital leases, refer to Note 21 Financial Instruments in the notes to the 2006 audited consolidated financial statements.

Pursuant to the acquisition of ProlX, the Company has also assumed two loan agreements under which approximately $232,000 (U.S. $199,000) was outstanding at December 31, 2006, as described in Note 12 Notes Payable in the notes to the 2006 audited consolidated financial statements. As the timing of any future payments under these loans cannot be determined with any certainty, the related repayments have not been reflected in the above schedule of contractual obligations.

Also pursuant to the acquisition of ProlX, and subject to applicable regulatory requirements, there may be up to three future payments based on the achievement of specified milestones. A payment in Biomira common stock (with registration rights) of U.S. $5.0 million is due upon the initiation of the first phase 3 trial of a ProlX product. Another payment in Biomira common stock (with registration rights) of U.S. $10.0 million is due upon regulatory approval of a ProlX product in a major market. Each share of Biomira common stock issued in connection with these two future payments shall have a value equal to the average closing sale price of one share of Biomira common stock as reported on the Nasdaq Global Market for the ten consecutive trading days ending three trading days immediately preceding the date of payment for such future payment (“contingently issuable shares”). Finally, under certain circumstances, ProlX shareholders may also receive a 50% share of revenue from any potential collaboration agreement for a ProlX product in a specified non-oncology indication executed no later than two years after the closing date of the acquisition.

Under certain licensing arrangements for technologies incorporated into our product candidates, we are contractually committed to payment of ongoing licensing fees and royalties, as well as contingent payments when certain milestones as defined in the agreements have been achieved.

For further discussion of our current contingencies, commitments, and guarantees, refer to Note 20 Contingencies, Commitments, and Guarantees in the notes to the 2006 audited consolidated financial statements.

Off-Balance Sheet Arrangements
As at December 31, 2006, we have not entered into any off-balance sheet arrangements, except as disclosed in Note 20 Contingencies, Commitments, and Guarantees in the notes to the 2006 audited consolidated financial statements.

Transactions with Related Parties
In 2006, we did not enter into any material transactions with related parties. In order to effectively execute our business strategy, we expect to continue outsourcing various functions to the expertise of third parties such as contract manufacturing organizations, and other research organizations. These relationships are with non-related third parties and occur at arm’s length and on normal commercial terms.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook
At the start of 2007, we believe that we have in place several key ingredients to success. These include: a strong corporate alliance with Merck; the advancement by Merck of Stimuvax into a pivotal phase 3 registration trial; the advancement of clinical programs related to our newly acquired pipeline of small molecule compounds for cancer; and out-licensing opportunities for early stage product technologies. These ingredients could be negatively impacted by many factors including: a decision by Merck to abandon the Stimuvax phase 3 registration trial, Merck’s inability to successfully complete the Stimuvax phase 3 registration trial, unfavorable results from the Stimuvax phase 3 registration trial, and denial or delay of regulatory approval.

In our view, other competitive advantages enable us to exploit our leading technologies in synthetic cancer vaccines and small molecule compounds for cancer. These include, among others, our strong intellectual and human capital, an efficient and focused work force, proven management, and well-established financing relationships with access to risk capital.

Financing is both a key element of our corporate strategy as well as a critical resource in executing that strategy. We have had demonstrable success in attracting, and establishing relationships with risk capital providers. To facilitate timely access to financing opportunities that may emerge, we registered a new U.S. $100 million Base Shelf Prospectus in September 2006 in Canada and the U.S., which expires in the fourth quarter of 2008. The intention of the new base shelf registration statement is to ensure that a financing mechanism is in place to enhance our ability to take advantage of favorable financing opportunities in a timely manner.

We expect that clinical development expenses will begin to increase into the second half of 2007 as we move forward with development activities related to our newly acquired small molecule product candidates. With our recent financing and the expected cash inflows from collaborative funding arrangements, investment income, and technology licensing efforts; we believe that our cash and short-term investments in place will be sufficient to meet operating and capital requirements into the second half of 2008. However, until one of our products receives regulatory approval and is successfully commercialized we anticipate losses for the foreseeable future.

Our ability to continue to generate cash to fund the advancement of our clinical programs related to early stage technologies, and out-licensing or acquisition opportunities will depend on several factors. Among others, these include the availability of new financing through private and/or public offerings on acceptable terms; the timely advancement of clinical studies; the ability to obtain regulatory approvals for our products; and the value and timing of securing licensing and collaborative arrangements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risks and Uncertainties
Except for historical information, certain matters discussed in this document are by their nature forward-looking and are therefore subject to many risks and uncertainties, which may cause actual results to differ materially from the statements made herein. Some of these risks and uncertainties are inherent to the biotechnology industry, while others are specific to Biomira; some of these factors are predictable or within our control, others are not. These include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new and continuation of existing corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for our products; availability of capital or other funding; the ability to retain and recruit qualified personnel; and other risks, known or unknown.

Based on an ongoing assessment of our risk profile, we have concluded that there has been no material change in the nature and magnitude of the risks described below, except as noted otherwise.

The future performance of Biomira is contingent on a number of critical factors: our success in bringing new products to the marketplace; our ability to generate royalty or other revenues from licensed technology; our ability to generate positive cash flow from operations and equity financings; and our ability to maintain effective collaborative relationships with corporate partners. In addition, future success will depend on the efficacy and safety of our products, timely regulatory approval for new products and new indications, and the degree of patent protection afforded to particular products. After overcoming regulatory and patent hurdles, in order to succeed, we must continue to secure adequate manufacturing capacity to produce commercial quantities of our products, ensure that the processes and facilities of our manufacturing partners meet the highest standards of production quality, and develop an effective distribution and marketing network. Commercial viability requires widespread acceptance of our products by the medical community, as well as by a majority of health care plans and payers in the key markets. Last, but not least, over the long term, operating effectiveness depends critically on our ability to recruit, retain, and develop our human resources, which is exposed to the risks and uncertainties of a tight labour market for unique skills relating to biotechnology research, development, and management.

There can be no assurance that new competitive products will not be more efficacious, brought to market sooner and/or marketed more effectively, or at lower cost, than any that we may develop. Competitors may also be able to develop non-patent infringing product strategies that may be as good as or better than our patent-protected products. We believe that we have strong proprietary and/or patent protection, or the potential for strong patent protection, for a number of our products currently under development; however, the ultimate power of patent protection may be determined by the courts and/or changes in patent legislation in various countries.

As part of our risk management strategy, we transfer some risks through a general insurance program. In addition to insurance for our standard business risks, we have obtained aggregate blanket insurance coverage of U.S. $10 million for potential clinical trial liability. Given the scope and complexity of the clinical development process, the uncertainty of product liability litigation, and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of our current clinical trial insurance coverage, nor the ability to secure continuing coverage at the same level and at reasonable cost in the foreseeable future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our investment earnings are exposed to financial market risks arising from volatility in interest and foreign currency exchange rates, as well as to overall market conditions. We also have exposure to foreign exchange risk through our collaboration revenues, licensing and royalty commitments, product manufacturing costs, and clinical development expenses. Of our total expenditures in 2006, a large portion was denominated in U.S. currency. Since our primary cash flows from collaboration revenues and our equity financings are likewise denominated, they predominantly offset U.S. cash requirements. We minimize our exchange risk through prudent cash management to ensure that foreign currency requirements and surpluses are handled effectively; and, from time to time, we may engage in hedging or use derivatives to manage specific financial exposures. However, we do not use derivatives for speculative or trading purposes.

Interest rate risk is the exposure of interest revenue and expense to rate fluctuation; inflation risk is loss of purchasing power due to rising prices. Economic forecasts project a stable outlook for low inflation and interest rates in the near future; hence, these risks are expected to be negligible. Furthermore, our debt obligations, primarily capital and operating leases at this time, generally have fixed rates over the terms of the commitments.

Due to the intrinsic uncertainty in our business prospects and of the life sciences sector in general, the equity markets have amplified the company risk factor for Biomira. Our share price is therefore subject to equity market price risk, which may result in significant market speculation and volatility of trading. Given the historically low share price at present and the possibility of further decline, there is a risk that future issuance of common shares under the remainder of the U.S. $100 million Base Shelf Prospectus and the potential exercise or conversion of stock options, restricted share units and warrants, may result in material dilution of share value, which may then lead to even lower share prices. Finally, the investment guidance and decisions of securities analysts and major investors in response to our financial or scientific results, and/or the timing of such results and expectations about future prospects, could also have a significant effect on investor support and future share price.

Critical Accounting Policies and Estimates
All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are described below. Our significant accounting policies are disclosed in Note 2 Significant Accounting Policies of the notes to the 2006 audited consolidated financial statements.

Business Combinations, intangible assets and goodwill
The Company accounts for intangible assets and goodwill in accordance with CICA Handbook Sections 1581, Business Combinations and 3062, Goodwill and Other Intangible Assets.

In a business combination, we may acquire the assets and assume certain liabilities of an acquired entity. The allocation of the purchase price for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on the acquisition. The determination of these fair values involves a variety of estimates and assumptions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is not amortized, but is reviewed annually for impairment, or more frequently when events or changes in circumstances indicate that the asset may be impaired. In the event that the carrying value of goodwill exceeds its fair value, an impairment loss would be recognized.

At the date of the business combination, management must estimate the value of acquired intangible assets that do not have a well-defined market value, such as previously unrecorded intellectual property rights (e.g. acquired research and development) and non-competition agreements. Valuing these assets involves estimates of the future net benefit to the Company and the useful life of such benefits and is based upon various internal and external factors. A change in those estimates could cause a material change to the value of the intangible assets. Although intangible assets are amortized over their useful life, if the estimated net realizable value of an intangible asset has declined below its amortized book value, a write-down would be recorded in the period when the event causing the decline in value occurred, which would increase amortization expense and decrease the intangible assets balance.

Revenue recognition
Licensing, royalty, and contract research revenues are recognized as services are performed under the terms of the related contractual agreements. Currently, we also earn revenue from collaborative agreements, which typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such fees and licenses are recorded as deferred revenue when received and recognized as revenue on a straight-line basis over the term of the collaborative agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Application of this policy affects primarily the timing, rather than the amount, of revenue recognition for up-front payments. Such up-front payments from collaborative agreements are amortized over the estimated product life cycle, as this is determined to best match the future benefits derived from such agreements.

Research and development
Research and development costs consist of direct and indirect expenditures related to our research and development programs that may include technology access and licensing fees related to the use of proprietary third party technologies. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether any costs have met the relevant criteria for deferral and amortization at each reporting date. To date, no product research and development costs have been deferred. Should the regulatory agencies approve a clinical product, management will determine whether conditions exist for deferral and amortization of any qualifying development costs. Earnings will be impacted in the period that such development costs are capitalized, and also in each subsequent accounting period as they are amortized.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Accounting Policies Changes
Non-monetary transactions
Effective January 1, 2006, the Company adopted the recommendations of CICA Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

The Company has determined that adoption of Section 3831 does not have an effect on our financial position or results of operations in the current period presented.

Implicit variable interests under AcG-15
Effective January 1, 2006, the Company adopted the recommendations of Abstract No. 157, Implicit Variable Interests under AcG-15 (“EIC-157”). The new abstract addresses whether a company has an implicit variable interest in a variable interest entity (“VIE”) or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances.

The Company has determined that adoption of EIC-157 does not have an effect on our financial position, results of operations or cash flows in the current period presented.

Stock-based compensation for employees eligible to retire before the vesting date
Effective December 31, 2006, the Company adopted the recommendations of Abstract No. 162, Stock-based-Compensation for Employees Eligible to Retire before the Vesting Date (“EIC-162”). EIC-162 establishes guidance where an entity has a stock-based compensation plan that contains provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired from the entity and, therefore, is no longer providing service to the entity in return for the award. EIC-162 outlines the accounting treatment for compensation costs for employees who are eligible to retire at the grant date and employees who will become eligible to retire during the vesting period. This Abstract is to be applied retroactively, with restatement of prior periods, to all stock-based compensation awards accounted for in accordance with Section 3870 in financial statements issued for interim and annual periods ending on or after December 31, 2006.

The adoption of EIC-162 resulted in the recognition of an additional $1,017 in compensation expense for the fiscal year ended December 31, 2006, as per Note 14 of the notes to the 2006 audited consolidated financial statements. The adoption of EIC-162 does not have a material effect on our financial position, results of operations or cash flows in prior periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of New Accounting Pronouncements
Comprehensive income, and equity
In January 2005, the Accounting Standards Board (“AcSB”) of the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves.

Financial instruments - recognition and measurement
In January 2005, the AcSB of the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement. The new accounting standard requires that all financial instruments, including derivatives are to be included on a company’s balance sheet and measured, either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

Hedges
In January 2005, the AcSB of the CICA issued Handbook Section 3865, Hedges. The new accounting standard extends existing requirements for hedge accounting and comprehensively specifies how hedge accounting should be performed.

The mandatory effective date for the new Sections 1530, 3251, 3855 and 3865 is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact of these standards on its consolidated financial statements.

Financial instruments - disclosures and presentations
In December 2006, the AcSB of the CICA issued Handbook Section 3862, “Financial Instruments - Disclosures”, which modifies the disclosure requirements of Section 3861, “Financial Instruments - Disclosures and Presentation” and Section 3863, “Financial Instruments - Presentations”, which carries forward unchanged the presentation requirements for financial instruments of Section 3861. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact these revised Sections will have on its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Accounting changes
In July 2006, the AcSB of the CICA revised and replaced Handbook Section 1506, Accounting Changes. The revised Section adopts relevant parts of International Financial Reporting Standard IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors.” This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. The Company is currently evaluating the impact the revised Section 1506 will have on its consolidated financial statements.

Investments
The AcSB of the CICA issued Handbook Section 3051, Investments, which replaces Handbook Section 3050, Investments. Section 3051 continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. However, portfolio investments are now accounted for in accordance with new Section 3855. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.

Determining the variability to be considered in applying AcG-15
In June 2006, the AcSB of the CICA issued EIC-163, Determining the Variability to be Considered in Applying AcG-15(“EIC-163”). EIC-163 deals with situations where an entity enters into arrangements, such as derivative contracts, to reduce or eliminate variability created by certain assets or operations of the entity or mismatches between the overall asset and liability profiles of the entity, thereby protecting certain liability and equity holders from exposure to such variability. This Abstract applies to interim or annual reporting periods beginning on or after January 1, 2007. The Company is currently evaluating the impact EIC-163 will have on its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Information
Selected Annual Information
The following is selected annual consolidated financial information from our audited annual financial statements for each of the three most recently completed years ending December 31, 2006.

(expressed in 000’s except per share data)	2006	2005	2004

Statement of Operations
Total revenues	$4,514	$4,377	$8,941
Total expenses	$24,062	$24,543	$21,935
Other income	$1,028	$793	$363
Income tax recovery	$698	$348	$406
Net loss	$(17,822)	$(19,025)	$(12,225)
Basic and diluted loss per share	$(0.19)	$(0.24)	$(0.17)
Weighted average number of common shares outstanding	91,900	78,660	72,941

Balance Sheet
Working capital	$31,683	$19,925	$37,107
Total assets	$79,099	$24,263	$40,821
Total long-term liabilities	$13,378	$1,147	$1,271
Shareholders’ equity	$61,417	$20,063	$36,963
Common shares outstanding	116,915	78,817	78,340

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Quarterly Results
The following is selected quarterly consolidated financial information from our unaudited quarterly financial statements for each of the eight most recently completed quarters ending December 31, 2006.

(expressed in 000’s except per share data)	Q1	Q2	Q3	Q4	Annual

2006
Total revenues	$380	$1,156	$1,715	$1,263	$4,514
Research and development costs	$3,956	$2,972	$3,623	$3,287	$13,838
Net loss	$(5,800)	$(4,009)	$(3,739)	$(4,274)	$(17,822)
Basic and diluted loss per share	$(0.07)	$(0.04)	$(0.04)	$(0.04)	$(0.19)
Common shares outstanding	89,389	89,389	89,389	116,915	116,915
Weighted average number of common shares outstanding	85,865	89,389	89,389	102,800	91,900

2005
Total revenues	$804	$1,120	$1,338	$1,115	$4,377
Research and development costs	$3,507	$4,320	$4,625	$4,455	$16,907
Net loss	$(4,358)	$(4,803)	$(5,476)	$(4,388)	$(19,025)
Basic and diluted loss per share	$(0.06)	$(0.06)	$(0.07)	$(0.05)	$(0.24)
Common shares outstanding	78,360	78,817	78,817	78,817	78,817
Weighted average number of common shares outstanding	78,352	78,500	78,607	78,660	78,660

Highlights of our 2006 fourth quarter include:

•
On October 31, 2006, we announced the acquisition of ProlX Pharmaceuticals Corporation (“ProlX”), of Tucson, Arizona, a privately-held biopharmaceutical company focused on the development of novel therapeutics for the treatment of cancer. In conjunction with the closing, we paid U.S. $3.0 million in cash and 17,877,777 shares of Biomira common stock (subject to certain resale restrictions) in return for all of the outstanding stock of ProlX. We also incurred acquisition costs of approximately $1.4 million and share issuance costs of approximately $39,000.

•
In December, we completed a financing totaling $15.0 million (U.S. $13.0 million), before issue costs, with Rodman & Renshaw, LLC of New York acting as exclusive placement agent. The Company issued 9,629,629 units, each consisting of one common share and 0.20 of a warrant, at an issue price of U.S. $1.35. Each warrant entitles the holder thereof to purchase one common share at an exercise price of U.S. $1.86. The warrants have a 48-month term, from the date of closing, and a no-exercise period of six months. The financing closed in mid-December.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•
In December, we announced that an agreement had been reached with the U.S. Food and Drug Administration (“FDA”) on a Special Protocol Assessment (“SPA”) for the Phase 3 clinical trial of Stimuvax for the treatment of NSCLC. The SPA agreement between the Company and the FDA relates to the design of the Phase 3 trial and outlines definitive clinical objectives and data analyses considered necessary to support regulatory approval of Stimuvax.

Outstanding Share Data
As at February 28, 2007, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A preference shares (non-voting)	12,500
Class B preference shares (non-voting)	nil
Common shares	116,915,338
Convertible equity securities:
Stock options	6,888,126
Restricted share units	480,998
Warrants	5,848,157

Upon exercise or conversion, the stock options, restricted share units and warrants are convertible into an equal number of common voting shares. Had the outstanding stock options, restricted share units and warrants been fully exercised or converted, the aggregate number of common shares outstanding would be 130,132,619 as at February 28, 2007.

For details relating to the stock options, restricted share units and warrants, please refer to Notes 13 and 14 of the notes to the 2006 audited consolidated financial statements.

Internal Control over Financial Reporting
The Company’s internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable GAAP. Internal control over financial reporting should include those policies and procedures that establish the following:
•	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;
•	reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
•	receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
•	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Biomira’s internal control over financial reporting, and intend to so certify as required by Multilateral Instrument 52-109 (“MI 52-109”) Certification of Disclosure in Issuers’ Annual and Interim Filings. These officers have assessed the design of Biomira’s internal control over financial reporting and have concluded that the following disclosable weakness may exist at December 31, 2006.

The design assessment of our wholly-owned subsidiary company, ProlX, that was purchased effective October 30, 2006, was not completed as at December 31, 2006. Accordingly, management concluded there may be a weakness in internal control over financial reporting relating to ProlX. ProlX is included in the consolidated financial statements of the Company for the year ended December 31, 2006. Additional procedures have been performed by the Company to ensure that the acquisition has been recorded, since the date of acquisition, in the consolidated financial statements of the Company in accordance with applicable generally accepted accounting principles. Management will complete the design evaluation of internal control over financial reporting relating to ProlX and remediate the weakness, if any, during 2007. For details relating to the acquisition of ProlX, please refer to Note 4 of the notes to the 2006 audited consolidated financial statements.

Disclosure Controls
Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Biomira’s disclosure controls and procedures, and intend to so certify as required by MI 52-109. These officers have assessed the design and evaluated the effectiveness of Biomira’s disclosure controls and procedures and have concluded that they provide management with a reasonable level of assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized and reported or disclosed on a timely basis as required.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form, Form 40-F and Proxy Circular filed annually at the end of March, can be found on SEDAR at www.sedar.com or U.S. EDGAR at www.sec.gov.

                            Consolidated Financial Statements of

                    BIOMIRA INC.

                            December 31, 2006

Management Report

The accompanying consolidated financial statements of Biomira Inc., and all information presented in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, which differ in some respects from those used in the United States of America. The significant differences in accounting principles, as they pertain to the consolidated financial statements, are identified in the related notes. The consolidated financial statements include some amounts that are based on best estimates and judgments of management. Financial information used elsewhere in this annual report is consistent with that in the consolidated financial statements.

To further the integrity and objectivity of data in the consolidated financial statements, the management of the Company has developed and maintains a system of internal controls over financial reporting, which management believes provides reasonable assurance that financial records are reliable and form a proper basis for preparation of consolidated financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for oversight of the consolidated financial statements in this annual report principally through its Audit Committee. The Board appoints the Audit Committee and the majority of its members is comprised of outside and unrelated directors. In addition to being independent of management, at least one member of the Audit Committee must be qualified as a financial expert as required under the Sarbanes-Oxley Act of 2002. The Audit Committee meets periodically with management as well as quarterly with the external auditors, to discuss internal controls over the financial reporting process and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review quarterly reports, the annual report, the annual consolidated financial statements, and the external auditors' report. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Company's auditors have full access to the Audit Committee, with and without management being present.

These consolidated financial statements have been audited by the Company’s independent registered chartered accountants, Deloitte & Touche LLP.

Robert L. Kirkman (signed) Robert L. Kirkman, MD President and Chief Executive Officer	Edward A. Taylor (signed) Edward A. Taylor, CGA Vice President Finance and Administration and Chief Financial Officer

Report of Independent Registered Chartered Accountants

To the Shareholders of
Biomira Inc.

We have audited the consolidated balance sheets of Biomira Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations, deficit, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended December 31, 2005 have been restated with respect to Note 22, Summary of Significant Differences between Generally Accepted Accounting Principles in Canada and the United States.

The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Deloittte & Touche LLP (signed)
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 9, 2007

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3, and when there has been a restatement of the financial statements as described in Note 22 to the consolidated financial statements. Our report is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Deloittte & Touche LLP (signed)
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 9, 2007

TABLE OF CONTENTS

PAGE
Consolidated Balance Sheets	35
Consolidated Statements of Operations	36
Consolidated Statements of Deficit	36
Consolidated Statements of Cash Flows	37
Notes to the Consolidated Financial Statements	38 - 83

Biomira Inc. Consolidated Balance Sheets As at December 31 (expressed in thousands of Canadian dollars, except share amounts)
	2006	2005
ASSETS
CURRENT
Cash and cash equivalents	$15,626	$9,264
Short-term investments	17,411	12,151
Accounts receivable (Note 5)	1,325	1,279
Prepaid expenses and other (Note 6)	1,625	284
	35,987	22,978
CAPITAL ASSETS (Note 7)	452	646
INTANGIBLE ASSETS (Note 8)	40,164	375
DEPOSIT ASSET (Note 4 )	1,380	-
LONG-TERM INVESTMENTS (Note 9)	404	264
GOODWILL (Note 4)	712	-
	$79,099	$24,263

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 10)	$4,050	$2,801
Current portion of capital lease obligations (Note 11)	47	45
Current portion of deferred revenue (Note 15)	207	207
	4,304	3,053
CAPITAL LEASE OBLIGATIONS (Note 11)	33	81
NOTES PAYABLE (Note 12)	232	-
FUTURE INCOME TAXES (Note 19)	12,254	-
DEFERRED REVENUE (Note 15)	829	1,036
CLASS A PREFERENCE SHARES (Note 13)	30	30
	17,682	4,200
CONTINGENCIES, COMMITMENTS, AND GUARANTEES (Note 20)

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	426,379	375,497
Issued and outstanding - 116,915,338 and 78,816,564
Warrants (Note 13)	8,450	2,959
Contributed surplus (Note 13)	22,582	19,779
Deficit	(395,994)	(378,172)
	61,417	20,063
	$79,099	$24,263
(see accompanying notes to the consolidated financial statements)

APPROVED BY THE BOARD

Robert L. Kirkman (signed)	Christopher S. Henney (signed)
Director	Director

Biomira Inc. Consolidated Statements of Operations Years ended December 31 (expressed in thousands of Canadian dollars, except share and per share amounts)
	2006	2005	2004
REVENUE
Contract research and development (Note 15)	$4,172	$3,842	$2,150
Licensing revenue from collaborative agreements (Note 15)	207	207	6,539
Licensing, royalties, and other revenue	135	328	252
	4,514	4,377	8,941

EXPENSES
Research and development (Note 16)	13,838	16,907	13,576
General and administrative	8,661	6,295	6,589
Marketing and business development	666	965	1,362
Amortization	897	376	410
Gain on disposal of capital assets	-	-	(2)
	24,062	24,543	21,935

OPERATING LOSS	(19,548)	(20,166)	(12,994)
Investment and other income (Notes 9 and 18)	1,039	795	368
Interest expense (Note 11)	(11)	(2)	(5)

LOSS BEFORE INCOME TAXES	(18,520)	(19,373)	(12,631)
INCOME TAX RECOVERY:
Current (Note 19)	524	348	406
Future (Note 19)	174	-	-
	698	348	406
NET LOSS	$(17,822)	$(19,025)	$(12,225)
BASIC AND DILUTED LOSS PER SHARE	$(0.19)	$(0.24)	$(0.17)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	91,900,184	78,659,502	72,941,110
(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Deficit Years ended December 31 (expressed in thousands of Canadian dollars)
	2006	2005	2004
DEFICIT, BEGINNING OF YEAR	$(378,172)	$(359,147)	$(346,922)
Net loss	(17,822)	(19,025)	(12,225)

DEFICIT, END OF YEAR	$(395,994)	$(378,172)	$(359,147)
(See accompanying notes to the consolidated financial statements)

Biomira Inc. Consolidated Statements of Cash Flows Years ended December 31 (expressed in thousands of Canadian dollars)
	2006	2005	2004
OPERATING
Net loss	$(17,822)	$(19,025)	$(12,225)
Amortization	897	376	410
Future income tax recovery	(174)	-	-
Stock compensation expense (Note 14)	2,833	1,130	1,060
Gain on disposal of capital assets	-	-	(2)
Impairment allowance (Note 9)	100	-	-
Deferred revenue (Note 15)	(207)	(554)	(6,191)
Foreign exchange (gain) loss on cash and cash equivalents	(93)	94	242
Net change in non-cash working capital balances from operations
Accounts receivable	(19)	(543)	(277)
Prepaid expenses and other	(1,290)	36	140
Accounts payable and accrued liabilities	161	870	(1,522)
	(15,614)	(17,616)	(18,365)

INVESTING
Purchase of short-term investments	(54,194)	(55.242)	(72,374)
Redemption of short-term investments	49,098	61,842	71,066
Purchase of capital assets	(81)	(394)	(126)
Proceeds from disposal of capital assets	-	-	2
Purchase of intangible assets	-	-	(506)
Business acquisition (Note 4)	(4,339)	-	-
Increase in long-term investments	(404)	-	-
	(9,920)	6,206	(1,938)

FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	31,864	(100)	14,623
Proceeds from exercise of stock options	-	45	413
Proceeds from exercise of warrants	-	950	1,442
Repayment of notes payable	(15)	-	-
Repayment of capital lease obligation	(46)	(14)	(108)
	31,803	881	16,370

NET CASH INFLOW (OUTFLOW)	6,269	(10,529)	(3,933)
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	93	(94)	(242)

INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	6,362	(10,623)	(4,175)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,264	19,887	24,062
CASH AND CASH EQUIVALENTS, END OF YEAR	$15,626	$9,264	$19,887

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the year	$11	$2	$5
Amount of income taxes paid in the year	$-	$-	$-
(See accompanying notes to the consolidated financial statements)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

1.	DESCRIPTION OF BUSINESS

Biomira Inc. (the “Company” or “Biomira”) is a biotechnology company incorporated under the Canada Business Corporations Act in 1985. The company specializes in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in some respects from those applied in the United States, as disclosed in Note 22.

Basis of consolidation

The Company’s financial statements include the accounts of its wholly-owned subsidiaries, including Biomira USA Inc., Biomira International Inc., Biomira BV and ProlX Pharmaceuticals Corporation, and its 90% owned subsidiary Oncodigm Biopharma Inc., on a fully consolidated basis. All intercompany balances and transactions have been eliminated upon consolidation.

Accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include the allocation of the purchase price for business combinations, the valuation of long-term investments, intangible assets and goodwill; the fair value of stock options and restricted share units granted and warrants issued; the useful lives of capital and intangible assets; the amortization period of deferred revenues; and the valuation allowance of the future income tax asset.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with original maturities of 90 days or less at the time of purchase. As at December 31, 2006, cash and cash equivalents was comprised of $2,460 cash, $7,803 money market investments and $5,363 in short-term investments with original maturities of 90 days or less.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

Short-term investments

Short-term investments are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in investment and other income in the consolidated statements of operations.

Derivative financial instruments

The Company does not generally utilize derivative financial instruments. However, the Company may use foreign exchange forward contracts in order to reduce the impact of fluctuating foreign currency exchange rates on its foreign currency denominated cash, cash equivalents, and short-term investments. These foreign exchange forward contracts are not designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which the payments are based. These instruments are recognized in the consolidated balance sheets and measured at fair value, with changes in fair value recognized immediately in investment and other income in the consolidated statements of operations.

The Company’s policy is not to utilize derivative instruments for trading or speculative purposes.

Long-term investments

The long-term investments are recorded at cost. When, in the opinion of management, an other than temporary decline in value has occurred, the investment is written down to its fair value. In determining the fair value, management relies upon quoted market prices and on its judgment and knowledge of the investment and of general business and economic conditions that prevail and are expected to prevail. These estimates are limited due to the uncertainty of predictions concerning future events.

  Capital assets and amortization

 Capital assets are recorded at cost and amortized over their estimated useful lives on a straight-line basis, as follows:

Scientific equipment	20%
Office equipment	20%
Manufacturing equipment	25%
Computer software and equipment	33 1/3%
Leased equipment	Shorter of useful life or the term of the lease
Leasehold improvements	Shorter of useful life or the term of the lease

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of a capital asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the capital asset's carrying amount exceeds its fair value.

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are carried at cost. Such assets are not amortized, but are reviewed annually for impairment, or more frequently when events or changes in circumstances indicate that the asset may be impaired. In the event that the carrying value of goodwill or the indefinite life intangible assets exceeds their fair value, an impairment loss would be recognized.

Finite life intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. An impairment loss would be recognized when the carrying value of the assets is greater than the estimated undiscounted future cash flows expected to be provided by the asset. The amount of the impairment loss, if any, is the excess of its carrying value over its estimated discounted cash flows. As at December 31, 2006, there were no events or circumstances indicating that the carrying value of the finite life intangible assets may not be recoverable.

Revenue recognition

Revenue from contract research and development consists of non-refundable research and development funding received under the terms of collaborative agreements. Such funding compensates the Company for clinical trial expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue at the time that clinical activities are performed under the terms of collaborative agreements.

Revenue from collaborative agreements typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump-sum payments for such technology access or licensing fees are recorded as deferred revenue when received and recognized as revenue on a straight-line basis over the term of the license agreement or the related product lifecycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Licensing and royalty revenues, as well as other revenues from third party contracts, are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of government assistance. Government assistance is applied to reduce eligible expenses incurred. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable.

Research and development costs

The Company expenses research costs as incurred. Development costs are also expensed as incurred unless the project meets Canadian generally accepted accounting criteria for deferral and amortization.

Product development costs are deferred and amortized once technical and market viability have been established. Deferred development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future discounted cash flows from the associated products, and considers current and future market and regulatory developments to test for permanent impairment.

To date, no development costs have been deferred.

Acquired research and development

Included in intangible assets is the cost of acquired research and development assets. The cost of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are capitalized as acquired research and development at the time of acquisition and amortized over their estimated useful lives. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that the Company intends to continue, which have not reached technological feasibility at the date of acquisition and have no alternative future use.

The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of these projects, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to these projects include the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The completion of these projects may require significant amounts of future time and effort, as well as additional development costs, which may be incurred by the Company. Consequently, there is significant technological and regulatory approval risk associated with these projects at the date of acquisition. The Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to these projects.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of acquired research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to these projects include the costs to develop these projects into commercially viable products, and the projected revenues to be earned on commercialization of these projects when complete. The discount rates used to determine the present value of the estimated future net cash flows related to each of these projects are determined based on the relative risk of achieving each of these project’s net cash flows. The discount rates reflect the project’s stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, market competition and the estimated useful life of the product.

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in other income or expense.

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

Stock-based compensation

The Company sponsors two stock-based compensation plans, a stock option plan and a restricted share unit plan, that are described in Note 14. Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options that were granted to employees on or after January 1, 2002, as required by Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The change was adopted retroactively without restatement. Under this method, the estimated fair value of the stock options granted is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When stock options granted on or after January 1, 2002 are exercised, the proceeds received and the related amount in contributed surplus are credited to share capital. For stock options granted prior to January 1, 2002, the Company continues to follow the accounting policy under which no expense is recognized. When these stock options are exercised, the proceeds are credited to share capital.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock options granted to non-employees are deemed to be consideration given up in exchange for goods or services and measured using the Black-Scholes option pricing model to determine their fair value, which is charged to the appropriate asset or expense.

Restricted share units granted to non-employee Directors are accounted for using the fair value based method of accounting. Under this method, the estimated fair value of the restricted share units granted is recognized over the applicable vesting period as a charge to stock compensation expense. When restricted share units are converted, the related amount in contributed surplus is credited to share capital.

Employee future benefits

The Company accounts for obligations for future employee benefits arising from current service on an accrual basis.

Earnings per share

Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the year.

Diluted earnings per common share are calculated on the basis of the weighted average number of shares outstanding during the period, plus the additional common shares that would have been outstanding if potentially dilutive common shares issuable under stock options, restricted share units and warrants had been issued using the treasury stock method.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

3.    ACCOUNTING POLICY CHANGES

Accounting standards adopted in the current year

Non-monetary transactions

Effective January 1, 2006, the Company adopted the recommendations of CICA Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

3.	ACCOUNTING POLICY CHANGES (continued)

The Company has determined that adoption of Section 3831 does not have an effect on our financial position or results of operations in the current period presented.

Implicit variable interests under AcG-15

Effective January 1, 2006, the Company adopted the recommendations of Abstract No. 157, Implicit Variable Interests under AcG-15 (“EIC-157”). The new abstract addresses whether a company has an implicit variable interest in a variable interest entity (“VIE”) or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances.

The Company has determined that adoption of EIC-157 does not have an effect on our financial position, results of operations or cash flows in the current period presented.

Stock-based compensation for employees eligible to retire before the vesting date

Effective December 31, 2006, the Company adopted the recommendations of Abstract No. 162, Stock-based-Compensation for Employees Eligible to Retire before the Vesting Date (“EIC-162”). EIC-162 establishes guidance where an entity has a stock-based compensation plan that contains provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired from the entity and, therefore, is no longer providing service to the entity in return for the award. EIC-162 outlines the accounting treatment for compensation costs for employees who are eligible to retire at the grant date and employees who will become eligible to retire during the vesting period. This Abstract is to be applied retroactively, with restatement of prior periods, to all stock-based compensation awards accounted for in accordance with Section 3870 in financial statements issued for interim and annual periods ending on or after December 31, 2006.

The adoption of EIC-162 resulted in the recognition of an additional $1,017 (Note 14) in compensation expense for the fiscal year ended December 31, 2006, of which $901 and $116 have been reported as general and administrative and research and development respectively in the consolidated statement of operations. The adoption of EIC-162 does not have a material effect on our financial position, results of operations or cash flows in prior periods presented.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

3.	ACCOUNTING POLICY CHANGES (continued)

Accounting standards effective in future years

Comprehensive income, and equity

In January 2005, the Accounting Standards Board (“AcSB”) of the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves.

Financial instruments - recognition and measurement

In January 2005, the AcSB of the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement. The new accounting standard requires that all financial instruments, including derivatives are to be included on a company’s balance sheet and measured, either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

Hedges

In January 2005, the AcSB of the CICA issued Handbook Section 3865, Hedges. The new accounting standard extends existing requirements for hedge accounting and comprehensively specifies how hedge accounting should be performed.

The mandatory effective date for the new Sections 1530, 3251, 3855 and 3865 is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact of these standards on its consolidated financial statements.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

3.	ACCOUNTING POLICY CHANGES (continued)

Financial instruments - Disclosures and Presentations

In December 2006, the AcSB of the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, which modifies the disclosure requirements of Section 3861, Financial Instruments - Disclosures and Presentation and Section 3863, Financial Instruments - Presentations, which carries forward unchanged the presentation requirements for financial instruments of Section 3861. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact these revised Sections will have on its consolidated financial statements.

Accounting changes

In July 2006, the AcSB of the CICA revised and replaced Handbook Section 1506, Accounting Changes. The revised Section adopts relevant parts of International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. The Company is currently evaluating the impact the revised Section 1506 will have on its consolidated financial statements.

Investments

The AcSB of the CICA issued Handbook Section 3051, Investments, which replaces Handbook Section 3050, Investments. Section 3051 continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

3.	ACCOUNTING POLICY CHANGES (continued)

Determining the variability to be considered in applying AcG-15

In June 2006, the AcSB of the CICA issued EIC-163, Determining the Variability to be Considered in Applying AcG-15(“EIC-163”). EIC-163 deals with situations where an entity enters into arrangements, such as derivative contracts, to reduce or eliminate variability created by certain assets or operations of the entity or mismatches between the overall asset and liability profiles of the entity, thereby protecting certain liability and equity holders from exposure to such variability. This Abstract applies to interim or annual reporting periods beginning on or after January 1, 2007. The Company is currently evaluating the impact EIC-163 will have on its consolidated financial statements.

4.	BUSINESS ACQUISITION

Pursuant to an Agreement and Plan of Reorganization (the “Agreement”), dated October 30, 2006 (“the closing date”), between Biomira, Biomira Acquisition Corporation (the “Subsidiary”), a newly-formed wholly-owned subsidiary of the Company, ProlX Pharmaceuticals Corporation (“ProlX”) and two of the principal stockholders of ProlX, the Company acquired 100% interest in ProlX by way of merger with the Subsidiary.

The purchase price for ProlX consisted of U.S. $3.0 million in cash from the Company’s existing financial resources and 17,877,777 shares of Biomira common stock (subject to certain resale restrictions) in return for all of the outstanding stock of ProlX. Of the total purchase price paid, 2,681,667 shares of Biomira common stock will be held in escrow and 1,000,000 shares of Biomira common stock will be held in special escrow. The escrow is to satisfy any claims arising out of representations and warranties made by ProlX in the merger and shall be continued for a period not to exceed 12 months from the closing date, except to the extent there remains pending claims at the end of such period, then the escrow shall be continued until such claims are resolved. The special escrow shall be continued until such time as an aggregate of U.S. $3.0 million in funding has been received under ProlX’s existing federal government grants. If the grant funding is not received, the shares in the special escrow will be returned to the Company. The Company incurred acquisition costs of approximately $1,400, of which $277 is in accounts payable at December 31, 2006, and share issuance costs of $39.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

4.	BUSINESS ACQUISITION (continued)

In addition, and subject to applicable regulatory requirements, there may be up to three future payments based on the achievement of specified milestones. A payment in Biomira common stock (with registration rights) of U.S. $5.0 million is due upon the initiation of the first phase 3 trial of a ProlX product. Another payment in Biomira common stock (with registration rights) of U.S. $10.0 million is due upon regulatory approval of a ProlX product in a major market. Each share of Biomira common stock issued in connection with these two future payments shall have a value equal to the average closing sale price of one share of Biomira common stock as reported on the Nasdaq Global Market for the ten consecutive trading days ending three trading days immediately preceding the date of payment for such future payment (“contingently issuable shares”). Finally, under certain circumstances, ProlX shareholders may also receive a 50% share of revenue from any potential collaboration agreement for a ProlX product in a specified non-oncology indication executed no later than two years after the closing date of the acquisition.

The net assets and operations of ProlX acquired by the Company has continued as ProlX Pharmaceuticals Corporation, a wholly-owned subsidiary of the Company.

The total cost of the acquisition was a follows:

Purchase consideration and costs:
17,877,777 common shares of Biomira	$24,671
Cash	3,312
Acquisition costs	1,404

$29,387

The fair value of the Company’s shares issued is based on the weighted average purchase price of the Company’s shares traded on the Toronto Stock Exchange for a reasonable period before and after the date that the terms of the acquisition were agreed to and announced. In this case, the Company has determined that two days before and after is a reasonable period of time.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

4.	BUSINESS ACQUISITION (continued)

The total cost of the acquisition has been allocated to ProlX’s assets and liabilities, based on the estimated fair value of such items, as follows:

Assets acquired:
Cash and cash equivalents	$100
Accounts receivable	27
Prepaid expenses and other	51
Capital assets	6
Intangible assets	40,405
Deposit asset	1,380
Goodwill	712

42,681

Liabilities assumed:
Accounts payable and accrued charges	619
Notes payable	247
Future income taxes	12,428

13,294

Net assets acquired	$29,387

The value of contingently issuable shares has not been included in the total cost of the acquisition, as the payment of these amounts is not reasonably assured at this time. Should any of the contingently issuable shares be issued, their value would be added to the purchase price.

The intangible assets of $40,405 consist of a portfolio of oncology products at various stages of development. The acquired technologies will be amortized on a straight line basis over the lesser of the economic life or remaining patent life of the acquired technology. The resulting amortization periods for the portfolio of oncology products acquired range from 11.5 to 19.9 years. The fair value of the acquired technologies has been determined using a probability adjusted discounted cash flow method on a product by product basis. Under the valuation model, material net cash inflows from significant products are expected to commence in years ranging from 2013 to 2018 and the risk adjusted discount rate applied to the product cash flows range from 16.25 percent to 20.00 percent. The valuation model does not incorporate anticipated material changes from historical pricing, margins and expense levels as all of the acquired technologies represent potential new products.

The deposit asset represents the 1,000,000 shares of Biomira that have been placed in a special escrow account. The release of these shares from escrow is contingent upon ProlX receiving an aggregate of U.S. $3.0 million in funding from existing government grants. As this future amount is not reasonably assured at this time the value of these shares of $1,380 has not been recorded as part of the intangible assets, but rather as a refundable deposit. The deposit will be treated as additional consideration on the acquisition should the future event cause the shares to be released from escrow. If the grant funding is not received the shares will be returned to the Company.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

4.	BUSINESS ACQUISITION (continued)

Goodwill is primarily represented by the assembled workforce acquired and is not deductible for tax purposes.

The future income tax liability primarily relates to the excess of the carrying value of intangible assets over their tax value, net of tax benefits from tax loss carry forwards.

The acquisition cost of $29,387 is shown net of the share consideration of $24,671, the cash acquired of $100 and the acquisition costs accrued at December 31, 2006 of $277 in the consolidated statements of cash flows.

This acquisition was accounted for under the purchase method of accounting, and the results of operations since the closing date are included in the consolidated statements of operations.

5.	ACCOUNTS RECEIVABLE

	2006	2005

Customer, net of allowance for doubtful accounts - nil (2005 - nil)	$1,040	$1,116
Government grant funding	203	-
Employees	11	88
Other	71	75
	$1,325	$1,279

One customer accounted for 85% and 94% of customer accounts receivable at December 31, 2006 and 2005, respectively. The Company does not require a provision for doubtful accounts.

6.	PREPAID EXPENSES AND OTHER

	2006	2005
Raw material supplies	$1,287	$-
Insurance	207	165
Other	131	119
	$1,625	$284

Under the terms of the letter of intent between the Company and Merck KGaA of Darmstadt, Germany (“Merck”) (Note 15), Biomira has retained responsibility for the manufacturing of Stimuvax® (formerly known as BLP25 Liposome Vaccine (L-BLP25)) both for clinical trials and following any marketing approval. The raw material supplies represent Stimuvax raw material costs that have not been consumed in the manufacturing process as at December 31, 2006.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

7.	CAPITAL ASSETS

	2006
	Cost	Accumulated Amortization	Carrying Value
Scientific equipment	$4,598	$4,457	$141
Office equipment	327	309	18
Manufacturing equipment	313	167	146
Computer software and equipment	658	647	11
Computer equipment under capital lease	140	70	70
Leasehold improvements	1,043	977	66
	$7,079	$6,627	$452

	2005
	Cost	Accumulated Amortization	Carrying Value
Scientific equipment	$4,219	$4,065	$154
Office equipment	372	309	63
Manufacturing equipment	393	197	196
Computer software and equipment	763	740	23
Computer equipment under capital lease	140	23	117
Leasehold improvements	1,021	928	93
	$6,908	$6,262	$646

During the year, net additions (disposals) of computer equipment under capital lease amounted to nil (2005 - $140; 2004 - nil).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

8.	INTANGIBLE ASSETS

	2006
	Cost	Accumulated Amortization	Carrying Value
Licenses	$506	$235	$271
Research and development acquired (Note 4)	40,405	512	39,893
	$40,911	$747	$40,164

	2005
	Cost	Accumulated Amortization	Carrying Value
Licenses	$506	$131	$375
	$506	$131	$375

The Company entered into a licensing agreement with a third party dated October 20, 2004, pursuant to which the Company was granted a non-exclusive, worldwide royalty-bearing license to use certain patented technology for use in the development of the Company’s product candidates. Under the license agreement the Company paid an upfront license issue fee of $506 and will make further payments upon the attainment of certain milestones relating to the commercial development of the product candidates.

The upfront license issue fee has been recorded at cost and will be amortized on a straight-line basis over five years, representing the estimated period of the related development project for which reasonable certainty exits.

9.	LONG-TERM INVESTMENTS

	2006	2005
Investment in Prima Biomed Ltd.	$-	$264
Notes receivable	404	-
	$404	$264

The investment in Prima Biomed Ltd. (“Prima Biomed”), a public company listed on the Australian Stock Exchange, is comprised of common shares. As the equity investment in Prima Biomed is not subject to significant influence, it is accounted for using the cost method. During the year, the Company recorded an impairment allowance of $100 on the investment. The allowance has been recorded as part of investment and other income in the consolidated statement of operations. At December 31, 2006 the investment in Prima Biomed Ltd. has been reclassified to short-term investments as the Company intends to sell its ownership interest in 2007.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

9.	LONG-TERM INVESTMENTS (continued)

Pursuant to the acquisition of ProlX (Note 4), the Company lent $401 (U.S. $344) to certain employees of ProlX and a former Director of ProlX. The principal amount of the loans, together with interest accrued at the rate of 5.0% per annum to the date of payment, is due and payable on April 28, 2008. Interest income of $3 related to these loans has been recorded in the consolidated statements of operations.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
Accounts payable	$485	$469
Accrued compensation expense	818	1,301
Accrued research and development costs	806	559
Accrued professional fees	253	314
Accrued workforce reduction costs (Note 17)	480	-
Accrued business acquisition costs (Note 4)	277	-
Accrued financing costs (Note 13)	192	-
Accrued consulting costs	557	-
Other accrued liabilities	182	158
	$4,050	$2,801

11.	LEASE OBLIGATIONS

Capital leases

The Company is committed to annual minimum payments under capital lease agreements for computer equipment as follows:

2007	$50
2008	33
83
Less amounts representing interest at a rate of 5.03%	3
80
Less current portion	47
$33

Interest expense on capital leases in the amount of $5 (2005 - $2; 2004 - $5) has been recorded in the consolidated statements of operations.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

11.	LEASE OBLIGATIONS (continued)

Operating leases

The Company is committed to annual minimum payments under operating lease agreements for premises, equipment and other over the next five years, as follows:

2007	$344
2008	103
2009	79
2010	81
2011	20
$627

Minimum rental expense for premises and equipment in the amount of $722 (2005 - $703; 2004 - $678) has been recorded in the consolidated statements of operations. The Company’s lease on its corporate facility expires on March 31, 2007 and the Company is in the process of negotiating a new lease with the landlord. As part of the negotiations, the Company expects to be significantly reducing the amount of square footage leased. As the final terms of the lease remain under negotiation, the associated cost of the renewal has not been reflected in the above schedule of annual minimum payments under operation lease agreements.

12.	NOTES PAYABLE

Pursuant to the acquisition of ProlX (Note 4), the Company has assumed an agreement with Innovation Works, Inc. (the “First Agreement”), under which funding of $115 (U.S. $99) was received and remains outstanding at December 31, 2006. Under the First Agreement, the Company is not charged interest expense. The First Agreement requires payment only in the event that the Company commercializes the product or service it is developing with funds provided by this agreement. Under the First Agreement, as clarified by the Letter Agreement described below, a product or service is considered to be commercialized as of the earlier of the date (i) the Company receives FDA approval for, or (ii) receives consideration for the sale or license of, the product or service it is developing with funds provided by this agreement. In the event that the product or service being developed by the Company is not commercialized, the funding under the First Agreement is not repayable. Additionally, the First Agreement requires that if the Company commercializes a product or service developed in full or in part with the loan funds, it must be manufactured in the Commonwealth of Pennsylvania for a period of ten years. If manufacturing is not maintained in the Commonwealth of Pennsylvania for the ten-year period, the Company is required to pay a transfer fee equal to three times the amount of the funding.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

12.	NOTES PAYABLE (continued)

Also pursuant to the acquisition of ProlX (Note 4), the Company has assumed another agreement with Innovation Works, Inc. (the “Second Agreement”) under which funding of $117 (U.S. $100) was received and remains outstanding at December 31, 2006. Under the Second Agreement, the Company is not charged interest expense. The Second Agreement requires payment only in the event that the Company commercializes the product or service it is developing with funds provided by this Second Agreement. As in the First Agreement, under the Second Agreement, a product or service is considered to be commercialized as of the earlier of the date (i) the Company receives FDA approval for, or (ii) receives consideration for the sale or license of, the product or service it is developing with funds provided by this agreement. In the event that the product or service being developed by the Company is not commercialized, the funding under the Second Agreement is not repayable. Additionally, the Second Agreement requires that if the Company commercializes a product or service developed in full or in part with the loan funds, it must maintain a significant presence (as defined as 80% of its personnel) in the Commonwealth of Pennsylvania for ten years. If a significant presence is not maintained in the Commonwealth of Pennsylvania for the ten-year period, the Company is required to pay a transfer fee equal to three times the amount of the funding. If the Company is required to repay Innovation Works, Inc. the amount of repayment would represent the original funding amount multiplied by a factor ranging from one to two.

No interest is imputed for these notes payable as amounts that will be paid and the timing thereof can not be determined with any certainty.

In connection with the acquisition of ProlX, the Company entered into a written letter agreement with Innovation Works, Inc. (the “Letter Agreement”). The Letter Agreement clarifies the repayment and certain other terms of the First Agreement and the Second Agreement and specifies that the Company may, prior to the time it commercializes the product or service it is developing with funds provided by the First and/or Second Agreements, terminate each Agreement and satisfy all obligations due thereunder by repaying the original funding amounts under each Agreement.

13.	SHARE CAPITAL

Authorized shares

12,500 non-cumulative, non-voting, Class A preference shares, redeemable at $100 per share on an annual basis, to the extent possible, out of 20% of the net profits of the Company for each year.

The difference between the redemption value and the book value of the Class A preference shares will be recorded at the time that the fair value of the shares increases to redemption value based on the Company becoming profitable.

Unlimited number of Class B preference shares issuable in series.

The Class B preference shares may be issued solely by resolution of the Board of Directors. The Board has the authority, subject to limitations set out in the Canada Business Corporations Act, to fix the number of shares in each series and to determine the designation of rights, privileges, restrictions, and conditions to be attached to each such series.

Unlimited number of common voting shares issuable.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

13.    SHARE CAPITAL (continued)

 Shares issued and outstanding

			2006		2005		2004
			Shares	Amount	Shares	Amount	Shares	Amount
Class A preference
Issued and outstanding, beginning and end of year			12,500	$30	12,500	$30	12,500	$30

Common voting
Issued and outstanding, beginning of year (Note 2)			78,816,564	$375,497	78,339,978	$374,007	72,545,232	$359,670

Exercise of stock option	(a	)	-	-	21,907	76	181,375	597
Conversion of restricted share units	(b	)	19,000	30	-	-	-	-
Financing:
Equity Placements	(c	)	20,201,997	26,220	-	-	4,891,051	11,564
Exercise of warrants	(d	)	-	-	454,679	1,414	722,320	2,176
Business acquisition (Note 4)			17,877,777	24,632	-	-	-	-
Issued and outstanding, end of year			116,915,338	$426,379	78,816,564	$375,497	78,339,978	$374,007

Warrants issued and outstanding

			2006		2005		2004
			Warrants	Amount	Warrants	Amount	Warrants	Amount
Warrants
Issued and outstanding, beginning of year			1,077,121	$2,959	3,631,800	$7,442	4,251,999	$8,555

Equity Placements	(c	)	4,771,036	5,491	-	-	1,077,121	2,959
Exercise of warrants	(d	)	-	-	(454,679)	(464)	(722,320)	(734)
Expiration of warrants	(e	)	-	-	(2,100,000)	(4,019)	(975,000)	(3,338)
Issued and outstanding, end of year			5,848,157	$8,450	1,077,121	$2,959	3,631,800	$7,442

The following table summarizes information on warrants outstanding at December 31, 2006:

Exercise Prices	Number Outstanding	Expiry Date
U.S. $3.45	1,077,121	December 14, 2007
U.S. $2.50	2,748,816	July 31, 2009
U.S. $1.86	2,022,220	December 18, 2010
	5,848,157

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

13.   SHARE CAPITAL (continued)

At the warrant holder’s option and upon payment of the exercise price by the holder, the warrants may be exchanged for an equal number of common shares of the Company.

Contributed surplus

The following table summarizes changes in contributed surplus:

	2006	2005	2004
Beginning of year (Note 2)	$19,779	$14,661	$10,447
Stock compensation expense (Note 14)	2,833	1,130	1,060
Exercise of stock options	-	(31)	(184)
Conversion of restricted share units (Note 14)	(30)	-	-
Expiration of warrants	-	4,019	3,338
End of year	$22,582	$19,779	$14,661

Share transactions

(a)     Exercise of stock options

During 2006, nil (2005 - 21,907; 2004 - 181,375) stock options with a weighted average exercise price of nil (2005 - $2.06; 2004 - $2.28) per share were exercised. Share capital was credited with an amount of nil (2005 - $76; 2004 - $597) representing cash proceeds of nil (2005 - $45; 2004 - $413) and the carrying value attributed to the stock options of nil (2005 - $31; 2004 - $184) (Note 14).

(b)     Conversion of restricted share units

During 2006, 19,000 (2005 - nil; 2004 - nil) restricted share units with a weighted average fair value of $1.60 (2005 - nil; 2004 - nil) per unit were converted. Share capital was credited with an amount of $30 (2005 - nil; 2004 - nil) representing the fair value attributed to the restricted share units (Note 14).

(c)     Equity placements

The Company completed two placements of common shares and immediately detachable purchase warrants, under a Base Shelf Prospectus which expired in August 2006.

On December 14, 2004, the Company issued 4,891,051 common shares and 1,077,121 detachable warrants for proceeds of $14,523, net of issue costs of $711, of which $100 was in accounts payable at December 31, 2004. Of the net proceeds, $11,564 and $2,959 have been allocated to common shares and warrants, respectively. The 1,077,121 warrants have an exercise price of US $3.45 and expire on December 14, 2007.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

13.    SHARE CAPITAL (continued)

On January 30, 2006, the Company issued 10,572,368 common shares and 2,748,816 detachable warrants for proceeds of $17,474, net of issue costs of $916. Of the net proceeds, $13,950 and $3,524 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $2.50 and were not exercisable until after July 30, 2006, with the exception of 98,910 warrants that are not exercisable until after January 30, 2007. The 2,748,816 warrants expire on July 30, 2009.

Under the terms of a Base Shelf Prospectus dated September 26, 2006, and registered with the securities commissions in Canada and the U.S., the Company may issue, subject to applicable regulatory requirements, from time to time during the 25 month period the prospectus remains effective, in aggregate up to US $100 million of securities including common stock, preferred stock, debt securities, and warrants, in any combination thereof.

On December 18, 2006, the Company issued 9,629,629 common shares and 2,022,220 detachable warrants for proceeds of $14,237, net of issue costs of $810, of which $192 is in accounts payable at December 31, 2006. Of the net proceeds, $12,270 and $1,967 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $1.86 and are not exercisable until after June 18, 2007. The 2,022,220 warrants expire on December 18, 2010.

The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

(d)     Exercise of warrants

During 2006, nil (2005 - 422,223 and 32,456; 2004 - 674,074 and 48,246) warrants with an exercise price of nil (2005 - US $1.66 and US $1.74; 2004 - US $1.66 and US $1.74), respectively, were exercised. Share capital was credited with an amount of nil (2005 - $1,414; 2004 - $2,176), representing cash proceeds of nil (2005 - $950; 2004 - $1,442) and the carrying value attributed to the warrants of nil (2005 - $464; 2004 - $734).

(e)     Expiration of warrants

During 2006, nil (2005 - 2,100,000, 2004 - 775,000 and 200,000) warrants with an exercise price of nil (2005 - US $2.30; 2004 - US $6.00 and US $4.09), respectively, expired. Contributed surplus was credited with an amount of nil (2005 - $4,019; 2004 - $3,338), representing the carrying value attributed to the warrants.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

13.  SHARE CAPITAL (continued)

(f)     Loss per share

For 2006 and the comparative years presented, shares potentially issuable upon the exercise or conversion of director and employee share options and non-employee director restricted share units (Note 14), shares contingently issuable in connection with the May 2, 2001 Merck KGaA agreement (Note 15), contingently issuable shares in connection with the October 30, 2006 ProlX merger agreement (Note 4), and purchase warrants issued in connection with the 2004 and 2006 equity placements under the Base Shelf Prospectuses dated July 13, 2004 and September 26, 2006, respectively, (Note 13(c)), have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

14.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company sponsors a Share Option Plan under which a maximum of 8,900,000 common shares of the Company may be granted to employees, directors, and service providers. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant, and expire eight years following the date of the initial grant.

A summary of the status of the Company’s share option plan as of December 31, 2006, 2005 and 2004, and changes during the years ending on those dates are presented below:

	2006		2005		2004
	Share Options	Weighted Average Exercise Price	Share Options	Weighted Average Exercise Price	Share Options	Weighted Average Exercise Price
Outstanding, beginning of year	4,360,940	$3.99	3,736,599	$4.67	4,519,418	$5.43

Granted	3,549,000	1.25	1,282,065	2.16	535,627	2.15
Exercised	-	-	(21,907)	2.06	(181,375)	2.28
Cancelled	(1,006,314)	3.96	(635,817)	4.40	(1,137,071)	6.89
Outstanding, end of year	6,903,626	$2.59	4,360,940	$3.99	3,736,599	$4.67
Options exercisable, end of year	2,334,409	$4.81	2,543,080	$5.29	2,579,900	$5.65

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

14.   STOCK-BASED COMPENSATION (continued)

The following table summarizes information on share options outstanding and exercisable at December 31, 2006:

	Share Options Outstanding			Share Options Exercisable
Range of Exercise Prices ($ per share)	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
1.12 - 1.64	3,769,975	7.58	$1.28	135,611	6.42	$1.59
1.71 - 2.50	2,279,145	4.71	$2.10	1,350,670	4.32	$2.05
2.67 - 3.99	97,256	1.39	$3.71	90,878	1.18	$3.78
4.00 - 5.90	93,500	1.22	$5.18	93,500	1.22	$5.18
6.07 - 8.95	296,500	2.77	$6.23	296,500	2.77	$6.23
10.00 - 14.95	355,250	1.68	$14.88	355,250	1.68	$14.88
20.00 - 23.10	12,000	1.16	$23.10	12,000	1.16	$23.10
	6,903,626	5.94	$2.59	2,334,409	3.58	$4.81

There were no share options exercised in 2006. In 2005, there were 21,907 options exercised with nominal intrinsic value. As at December 31, 2006, there are no in-the-money options exercisable based on the Company’s closing stock price of $1.34 on the Toronto Stock Exchange.

A summary of the status of non-vested stock options as at December 31, 2006 and changes during 2006 is presented below:

	Number of Non-Vested Options	Weighted-Average Grant Date Fair Value
Balance at December 31, 2005	1,817,860	$1.83
Granted	3,549,000	$1.03
Vested	(504,927)	$1.87
Cancelled	(292,716)	$1.80
Balance at December 31, 2006	4,569,217	$1.21

In 2006, stock compensation expense of $2,141 (2005 - $1,129; 2004 - $1,060) was recognized on the stock option plan, relating to the current period recognition of the estimated fair value of options granted since January 1, 2002. The expense in 2006 includes an adjustment of $372 relating to workforce reduction costs described in Note 17. This adjustment includes the immediate expensing of the remaining unrecognized fair value of the affected stock options and a modification adjustment relating to extension of the expiry date of the affected stock options that allows the stock options to continue to vest for 24 months compared to the 6 months provided in the original stock option agreements. The expense in 2006 also includes an adjustment of $404 relating to the adoption of the recommendations EIC-162 (Note 3). As of December 31, 2006, total compensation cost related to non-vested stock options not yet recognized was $3,713, which will be recognized over the next 48 months on a weighted-average basis.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

14.   STOCK-BASED COMPENSATION (continued)

An amount of nil (2005 - $31; 2004 - $184) arising from the exercise of these options during the year was credited to share capital from contributed surplus.

The Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

	2006	2005	2004
Weighted average grant-date fair value per share option	$1.03	$1.85	$1.83
Expected dividend rate	0%	0%	0%
Expected volatility	103.86%	115.01%	112.88%
Risk-free interest rate	4.07%	3.68%	3.82%
Expected life of options in years	6.0	6.0	6.0

The expected volatility is based on the Bloomberg weekly volatility report for a period equal to the stock option’s expected life. The risk-free interest rate is based on the Government of Canada benchmark bond yield in effect at the time of the grant. The expected life of options granted is based on the historical exercise behavior of employees. The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Restricted Share Unit Plan

The Company also sponsors a Restricted Share Unit Plan (the “RSU Plan”) for non-employee directors that was established in 2005. The RSU Plan provides for grants to be made from time to time by the Board or a committee thereof. Each grant will be made in accordance with the RSU Plan and terms specific to that grant and will be converted into one common share of Biomira at the end of the grant period (not to exceed five years) without any further consideration payable to Biomira in respect thereof. The current maximum number of common shares of the Company reserved for issuance pursuant to the RSU Plan is 500,000.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

14.    STOCK-BASED COMPENSATION (continued)

A summary of the status of the Company’s restricted share unit plan as of December 31, 2006 and 2005, and changes during the years ending on those dates are presented below:

	2006		2005
	Restricted Share Units	Weighted Average Fair Value per Unit	Restricted Share Units	Weighted Average Fair Value per Unit
Outstanding, beginning of year	114,000	$1.60	-	$-

Granted	385,998	1.32	114,000	1.60
Converted	(19,000)	1.60	-	-
Outstanding, end of year	480,998	$1.44	114,000	$1.60
Restricted share units convertible, end of year	-	$-	-	$-

In 2006, stock compensation expense of $692 (2005 - $1) was recognized on the RSU plan, representing the remaining estimated fair value of restricted share units granted. The expense in 2006 includes an adjustment of $613 relating to the adoption of the recommendations EIC-162 (Note 3).

An amount of $30 (2005 - nil) arising from the conversion of these restricted share options during the year was credited to share capital from contributed surplus.

The fair value of the RSU is determined to be the equivalent of the Company’s common shares closing trading price on the date immediately prior to the grant.

15.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative arrangement with Merck to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, Stimuvax vaccine and Theratope® vaccine, for the treatment of various cancer indications.

Upon execution of the collaborative agreements, Merck made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to Stimuvax and Theratope. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

In June 2004, Merck returned all of their rights to develop and commercialize Theratope to the Company in accordance with certain provisions under the collaborative agreements. As a result thereof, the second quarter included an addition to income of $5,903 representing the recognition into income of the remaining deferred revenue balance from Merck related to Theratope.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

15.   COLLABORATIVE AGREEMENTS (continued)

The table below presents the accounting treatment of the payments received in respect of the agreements:

	2006	2005	2004
Deferred revenue balance, beginning of year	$1,243	$1,797	$7,724
Additional revenues deferred in the year:	-	-	975 (1)
Less revenue recognized in the year:
Licensing revenue from collaborative agreements	(207)	(207)	(6,539)
Contract research and development	-	(347)	(363)
Deferred revenue balance, end of year	1,036	1,243	1,797
Less revenue - current portion	(207)	(207)	(556)
Deferred revenue - long term	$829	$1,036	$1,241
(1) Of the $975 deferred in the year, $264 was a non-cash item.

Prior to March 1, 2006

Under the terms of the agreements related to funding of clinical research and development activities, the parties agreed to equal co-funding of eligible clinical research and development costs related to obtaining regulatory approval in North America. Research and development costs incurred to obtain regulatory approval outside of North America are the sole responsibility of Merck. The Company and Merck reconcile joint research and development costs on a quarterly basis, and when it results in funding payments to the Company, the Company records such non-refundable amounts as contract research and development revenue. When the reconciliation results in funding payments to Merck, the Company will record such non-refundable amounts as research and development expense.

Under the terms of the agreements related to product supply, sales, marketing, and distribution, the Company is responsible for product manufacturing and product supply for all territories, whereas the Company and Merck KGaA are jointly responsible for sales, marketing, and distribution in North America. The Company will receive royalties from Merck KGaA related to product sales outside North America, whereas the Company and Merck KGaA will share equally in net revenues from product sales in North America after deductions for marketing and manufacturing costs (including third party royalties).

Marketing and business development costs include the Company’s equal share of co-funded North American marketing and pre-launch activities, as well as internal costs to develop a marketing capability. The parties reconcile these joint marketing and business development expenditures on a quarterly basis, and when such reconciliation results in funding payments to Merck KGaA, the Company records such non-refundable amounts as marketing and business development expense.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

15.   COLLABORATIVE AGREEMENTS (continued)

Under a letter of undertaking dated May 3, 2001, both parties have agreed to mutually indemnify each other for any withholding tax liability arising from payments under the agreements. It is the understanding of the Company that payments under the agreements should not be subject to withholding taxes, which would otherwise constitute a tax liability of $1.2 million. There is no further recourse from third parties for payment of this amount, which has not been recorded in the financial statements as at December 31, 2006. Any tax liability assessed in the future will be recorded as it becomes determinable.

On May 2, 2001, under the terms of a Common Stock Purchase Agreement (CSPA) with Merck KGaA, the Company issued 1,912,216 common shares for proceeds of $23,026, net of issue costs of $14. Upon achievement of certain milestones, additional common shares will be issued for contractual proceeds US $1,500, the number of common shares to be determined based on a premium over the 90 day weighted average price of the common shares immediately prior to the milestone date.

During 2006 (2005 - nil; 2004 - nil), no additional common shares were issued under the Merck KGaA CSPA.

Amending Letter of Intent

On January 26, 2006, the Company announced the signing of a letter of intent to amend the existing supply and collaboration agreements between Biomira and Merck for Stimuvax. Under the letter of intent, approved by the Boards of both Companies, effective March 1, 2006 Merck has assumed most of the administrative and financial responsibility for the development and commercialization of Stimuvax.

In return, under the letter of intent, the Company’s co-promotion interest in U.S. sales has been converted to a specified royalty rate. The royalty and other arrangements with respect to the Rest of World remain generally unchanged (Merck to assume a specified third party royalty obligation on behalf of the Company). Similarly, the milestone payments to be made by Merck pursuant to the collaboration remain essentially the same.

Under the letter of intent, Biomira retains responsibility for manufacturing Stimuvax, both for clinical trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

Under the letter of intent, the Company and Merck reconcile development and manufacturing costs on a monthly basis and the Company records such amounts as contract research and development revenue.

The Companies are, pursuant to the letter of intent, actively pursuing the revision of the existing supply and collaboration agreements.

For fiscal 2006, the Company has recognized in contract research and development revenue $4,172 (2005 - $3,842; 2004 - $2,150) of funding from Merck.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

16.   RESEARCH AND DEVELOPMENT COSTS

Government grant funding of $199 (2005 - nil; 2004 - nil) was credited against research and development costs in the year ended December 31, 2006.

17.   WORKFORCE REDUCTION COSTS

As a result of the signing of the letter of intent described in Note 15, the Company has reduced its workforce by 28 employees during 2006. In relation to this initiative, the Company recorded workforce reduction costs of $2,341, of which $1,911 and $430 have been reported as research and development and general and administrative respectively in the consolidated statement of operations.

The following table provides details of the workforce reduction costs for 2006:

		Cumulative
	Workforce	Drawdowns		Accrued Workforce
	Reduction		Non-	Reduction Costs at
	Costs	Cash	Cash	December 31, 2006
Salaries and benefits	$1,898	$1,422	$-	$476
Stock compensation expense (Note 14)	372	-	372	-
Other	71	67	-	4
	$2,341	$1,489	$372	$480

The accrued workforce reduction costs will be paid within the 2007 fiscal year.

18.   IMPACT OF FOREIGN CURRENCY TRANSLATION

Included in investment and other income of $1,039 (2005 - $795; 2004 - $368) in the consolidated statements of operations is a net foreign exchange gain (loss) of $5 (2005 - $16; 2004 - $(260)).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

19.	INCOME TAX

The Company’s consolidated income tax position comprises tax recoveries and provisions arising from the respective tax positions of its taxable entities. A reconciliation of the income and large corporation tax recovery (provision) at the Canadian statutory rate to the recovery (provision) at the effective rate is as follows:

	2006	%	2005	%	2004	%
Current
Recovery of income taxes based on statutory rates	$5,949	32.1	$6,509	33.6	$4,282	33.9
Tax benefit of losses not recognized in financial statements	(5,949)	32.1	(6,509)	(33.6)	(4,282)	(33.9)
Benefit from sale of subsidiary tax losses	524	2.8	348	1.8	418	3.3
Large corporations tax	-	-	-	-	12	(0.1)
	$524	2.8	$348	1.8	$406	3.2
Future
Recovery of income taxes based on statutory rates (Note 4)	$174	34.0	$-	-	$-	-

Future income taxes are comprised of:

	2006	2005	2004
Future income tax asset
Capital assets	$963	$967	$1,103
Tax benefits from losses carried forward and tax credits	68,266	62,968	62,134
Future income tax asset before allowance	69,229	63,935	63,237
Less valuation allowance	(68,085)	(63,935)	(63,237)
	1,144	-	-
Future income tax liability
Intangible assets	13,398	-	-
	13,398	-	-
Future income tax liabilities - net (Note 4)	$12,254	$-	$-

The net future income tax liability of $12,254 relates entirely to tax positions of ProlX (Note 4).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

19.	INCOME TAX (continued)

At December 31, 2006, the Company has unclaimed federal investment tax credits of $19,391 (2005 - $18,014) that expire in fiscal years 2008 through 2016. The Company has available capital cost allowance pools of $4,698 (2005 - $4,845) for deduction against federal tax and $623 (2005 - $820) for provincial tax. Also available to offset income in future periods are Canadian scientific research and experimental development expenditures of $127,369 (2005 - $120,498) for federal purposes and $54,319 - (2005 - $50,793) provincial purposes. These expenditures may be utilized in any period and may be carried forward indefinitely. The Company also has capital losses of $22,984 (2005 - $22,984) and provincial capital losses of $23,075 (2005 - $23,075) that can be carried forward indefinitely to offset future capital gains.

The Company has accumulated net operating losses in the U.S. of $41,937 (2005 - $42,206) for federal purposes and $12,341 (2005 - $15,856) for state purposes, some of which are restricted pursuant to Section 382 of the Internal Revenue Code, and which may not be available entirely for use in future years. These losses expire in fiscal years 2006 through 2026. During 2006, the Company sold New Jersey State operating loss carry forwards and research and development tax credits, resulting in the recognition of a tax benefit of $524 (2005 - $348). The Company also has federal research and development and New Jersey general business tax credit carry forwards of $1,059 (2005 - $1,059) and $478 (2005 - $478), respectively, that will expire in fiscal years 2006 through 2022, if not utilized.

The losses and credits of other subsidiaries have not been included as their tax effect on the consolidated results is immaterial due to the low tax rates in those jurisdictions.

20.	CONTINGENCIES, COMMITMENTS, AND GUARANTEES

Royalties

In connection with the issuance of the Class A preference shares (Note 13), the Company has agreed to pay a royalty in the amount of 3% of the net proceeds of sale of any products sold by the Company employing technology acquired in exchange for the shares.

On September 2, 1999, the Company entered into an Option Agreement with Chiron Corporation (Chiron) in which the Company agreed to acquire Chiron’s rights and obligations related to a vaccine jointly developed by the two companies, subject to certain terms and conditions. On June 29, 2000, the Company exercised its option to terminate the collaboration agreement. As part of the termination agreement, the Company paid Chiron US $2,250 on June 30, 2000. An additional payment of US $3,250 will be payable to Chiron upon commercial launch of the vaccine in the U.S. No additional obligation exists under either agreement.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

20.	CONTINGENCIES, COMMITMENTS, AND GUARANTEES (continued)

Pursuant to various license agreements, the Company is obligated to pay royalties based both on the achievement of certain milestones and a percentage of revenues derived from the licensed technology.

In addition, commencing December 31, 2005, the Company is committed to minimum annual payments of US $100 during the existence of a royalty term in exchange for a non-exclusive worldwide royalty-bearing license of technology (Notes 8 and 15). Upon the achievement of certain milestones, additional payments will be triggered under the terms of the licensing agreement. These payments will be recognized as expense upon performance of obligations defined as milestones in the agreement.

Employee benefit plan

Under a defined contribution plan available to permanent employees, the Company is committed to matching employee contributions up to limits set by the terms of the plan, as well as limits set by the Canadian and U.S. tax authorities. In 2006, the Company’s matching contributions to the plan totalled $198 (2005 - $222; 2004 - $204). There were no changes to the plan during the year.

Guarantees

The Company is contingently liable under a mutual undertaking of indemnification with Merck KGaA for any withholding tax liability that may arise from payments under the collaborative agreements (Note 15).

In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparties as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Under the Agreement and Plan of Reorganization between Biomira, Biomira Acquisition Corporation, ProlX and two of the principal stockholders of ProlX (Note 4), the Company has provided certain indemnifications to the former ProlX stockholders. The indemnifications cover specific circumstances under which the Company would have to perform under the guarantee, including with respect to certain tax liabilities that may arise as a result of actions taken by the Company through 2011. The estimated maximum potential amount of future payments that could potentially result from hypothetical future claims is U.S. $15 million. The Company believes the risk of having to make any payments under the indemnifications to be remote and therefore no amounts have been recorded thereon.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

21.	FINANCIAL INSTRUMENTS

Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and long-term investments that will result in future cash receipts, as well as accounts payable and accrued liabilities, capital lease obligation, notes payable and redeemable preference shares that require future cash outlays.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company monitors the credit risk and credit standing of counterparties on a regular basis and deals with a small number of companies that management believes are reputable and stable. Restricting its portfolio to investment grade securities, and diversifying its investments across industries, geographic regions, and types of securities mitigates the Company’s exposure to concentration of credit risk.

Financial risk

Financial risk is the risk to the Company’s earnings that arises from volatility in interest and foreign exchange rates. The Company has exposure to interest income risk through its investments in fixed-income securities that are sensitive to interest rate fluctuation.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian and U.S. currencies and, to a lesser extent, in certain European currencies. Since the Company earns a significant portion of its revenues in U.S. dollars, settling foreign currency denominated obligations out of cash flows in the same currencies, wherever possible, mitigates its foreign exchange exposure. To manage its exposure to foreign exchange risk through its holdings of cash and investments in U.S. dollars, the Company has considered, but generally does not utilize, derivative instruments. As at December 31, 2006, the Company has U.S. denominated cash and short term investments of U.S. $13,195 (CDN. $15,376).

During 2006, the Company did not enter into any foreign exchange forward contracts in order to reduce its exposure to fluctuating foreign currency exchange rates As there were no open foreign exchange forward contracts as at December 31, 2006, 2005, and 2004, respectively, no assets or liabilities with respect to such contracts have been recorded in the consolidated balance sheets as at those dates.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

21.	FINANCIAL INSTRUMENTS (continued)

Short-term investments

The fair values of short-term investments are based upon quoted market prices.

Accounts receivable and accounts payable and accrued liabilities

The carrying amounts of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these financial instruments.

Long-term investments

The fair value of long-term investments are assumed to be equal to their carrying value as the interest rate charged on the investments (Note 9) approximates market.

Capital lease obligation

The estimated fair value of the capital lease obligation is based on the present value of expected future cash flows discounted using an estimate of the Company’s current borrowing rate.

Notes payable

The fair value of notes payable (Note 12) are assumed to be equal to their carrying value as the amounts that will be paid and the timing of the payments can not be determined with any certainty.

Class A preference shares

The fair value of the Class A preference shares is assumed to approximate their carrying value due to the fact that their realizable value is contingent upon meeting future profitability thresholds that cannot be determined with any certainty at this time.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

21.   FINANCIAL INSTRUMENTS (continued)

Fair values

The estimated fair values of financial instruments are as follows:

	2006		2005
	Fair Value	Carrying Amount	Fair Value		Carrying Amount
Assets
Cash and cash equivalents	$15,626	$15,626	$9,264		$9,264
Short-term investments	17,463	17,411	12,151		12,151
Accounts receivable	1,325	1,325	1,279		1,279
Long-term investments	404	404	204	(1)	264

Liabilities
Accounts payable and accrued liabilities	4,050	4,050	2,801		2,801
Capital lease obligations	81	80	127		126
Notes payable	232	232	-		-
Class A preference shares	30	30	30		30

(1) Based on the Company’s ability and intent to hold the long-term investment for a reasonable period of time sufficient to anticipate a recovery of the fair value, the Company did not consider the long-term investment to be other-than-temporarily impaired at December 31, 2005.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian GAAP that differs in some respects from those accounting principles generally accepted in the United States (U.S. GAAP). The following adjustments and disclosure would be required in order to present these consolidated financial statements in accordance with U.S. GAAP. The 2005 and 2004 U.S. GAAP figures have been restated for the effects of accounting for warrants as described in item (4) of this note.

	2006	2005	2004
Consolidated statements of operations
Net loss - Canadian GAAP	$(17,822)	$(19,025)	$(12,225)
Stock compensation expense (5)	-	1,130	1,060
Intangible asset (3)	616	105	(480)
Future income taxes (1)	(174)	-	-
Acquired in-process research and development, net of future income taxes (1)	(27,977)	-	-
Change in fair value of warrants (4)	4,366	-	-
Net loss - U.S. GAAP (as previously reported for 2005 and 2004)	(40,991)	(17,790)	(11,645)
Change in fair value of warrants (4)	-	4,656	(332)
Net loss - U.S. GAAP (as restated for 2005 and 2004)	$(40,991)	$(13,134)	$(11,977)

Consolidated statements of comprehensive loss
Net loss - U.S. GAAP (as restated for 2005 and 2004)	$(40,991)	$(13,134)	$(11,977)
Current year effect of SFAS 115 (2)	112	(60)	-
Comprehensive loss - U.S. GAAP (as restated for 2005 and 2004)	$(40,879)	$(13,194)	$(11,977)
Weighted average shares outstanding	91,900,184	78,659,502	72,941,110
Loss per common share

Basic and diluted loss per share - Canadian GAAP	$(0.19)	$(0.24)	$(0.17)
Basic and diluted loss per share - U.S. GAAP (as previously reported for 2005 and 2004)	$(0.44)	$(0.23)	$(0.16)
Basic and diluted loss per share - U.S. GAAP (as restated for 2005 and 2004)	$(0.44)	$(0.17)	$(0.16)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

	2006		2005
Consolidated balance sheets	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP (restated)
Short-term investments (2)	$17,411	$17,463	$12,151	$12,151
Intangible asset (3)	40,164	-	375	-
Long-term investment (2)	404	404	264	204
Future income taxes (1)	12,254	-	-	-
Warrant liability (4)	-	1,589	-	465
Share capital (1), (4), (5)	426,379	427,470	375,497	376,588
Warrants (4)	8,450	-	2,959	-
Contributed surplus (4), (5)	22,582	8,901	19,779	8,901
Additional paid-in capital (4), (5)	-	5,476	-	2,673
Deficit (1), (3), (4), (5)	(395,994)	(409,929)	(378,172)	(368,939)
Accumulated other comprehensive income (loss)	-	52	-	(60)
Total Shareholders’ equity	61,417	31,970	20,063	19,163

The following table presents the impact of the U.S. GAAP restatement on the consolidated balance sheet for the year ended December 31, 2005.

	2005
Consolidated balance sheet - U.S. GAAP	As Previously Reported	Restatement	As Restated
Warrant liability	-	465	465
Share capital (1), (4), (5)	378,082	(1,494)	376,588
Additional paid-in capital (4), (5)	10,631	(7,958)	2,673
Deficit (1), (3), (4), (5)	(377,926)	8,987	(368,939)
Total Shareholders’ equity	19,628	(465)	19,163

The deficit restatement as at December 31, 2005 reflects the changes in the fair values of the warrants recognized through the consolidated statements of operations in the following periods: a gain of $3,136 in 2002, a gain of $1,527 in 2003, a loss of $332 in 2004 and a gain of $4,656 in 2005.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The cumulative effect of these adjustments on consolidated shareholder’s equity is as follows:

	2006	2005
Shareholders’ equity - Canadian GAAP	$61,417	$20,063
Intangible asset (3)	(40,164)	(375)
Future income taxes (1)	12,254	-
Accumulated other comprehensive income (loss)	52	(60)
Warrant liability reclassification (4)	(1,589)	-
Shareholders’ equity - U.S. GAAP (as previously reported for 2005)	31,970	19,628
Warrant liability reclassification (4)	-	(465)
Shareholders’ equity - U.S. GAAP (as restated for 2005)	$31,970	$19,163

Included in shareholders’ equity under US GAAP is accumulated and other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. There is no concept similar to comprehensive income under current Canadian GAAP.

The only component of comprehensive income that currently affects the Company’s performance is unrealized holding gains and losses on available-for-sale securities as follows:

	2006	2005
Accumulated other comprehensive income (loss) (as reported)	$-	$-
Effect of SFAS 115 (2)	52	(60)
Accumulated other comprehensive income (loss) - U.S. GAAP	$52	$(60)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

	2006	2005	2004
Consolidated statements of cash flow - U.S. GAAP
Cash and cash equivalents, beginning of year	$9,264	$19,887	$24,062
Cash used in operating activities (3)	(15,614)	(17,616)	(18,872)
Cash (used in) provided by investing activities (3)	(9,920)	6,206	(1,432)
Cash provided by financing activities	31,803	881	16,371
Effect of exchange rate fluctuations on cash and cash equivalents	93	(94)	(242)
Cash and cash equivalents, end of year	$15,626	$9,264	$19,887

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

(1)   Business acquisitions

Under U.S. GAAP, the acquisition of Biomira USA Inc. (formerly OncoTherapeutics Inc.) in 1995 was valued at the stock market price of the shares issued at the date of closing. Under Canadian GAAP, the acquisition is valued at the fair value of the net assets acquired at the time the agreement was negotiated. The effect of this difference is that under U.S. GAAP the value of the net shares issued was higher, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, acquired technologies, which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development, and are immediately expensed on the date of acquisition. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

On October 30, 2006, Biomira acquired a 100% interest in ProlX Pharmaceuticals Corporation (“ProlX”). Under U.S. GAAP, ProlX’s acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition. The intangible assets acquired include $40,405 of acquired technologies that do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives. In addition, a future income tax liability is recognized on the acquired technologies and amortized over their expected useful lives as an income tax recovery.

The following unaudited pro forma consolidated financial information reflects the Company’s consolidated results of operations under U.S. GAAP for the years ended December 31, 2006 and December 31, 2005 as if the acquisition of ProlX had occurred as at January 1, 2006 and January 1, 2005. These pro forma results have been prepared for information purposes only and are not indicative of the results of operations that would have been achieved if the acquisition had taken place on January 1, 2006 and January 1, 2005 respectively or results that may occur in the future.

	Year ended December 31, 2006 (unaudited)	Year ended December 31, 2005 (unaudited)
Revenue	$4,808	$4,482
Net loss	$(13,070)	$(13,324)
Basic and diluted loss per share	$(0.12)	$(0.14)

(2)  Available for sale securities

Under U.S. GAAP, SFAS No. 115 requires that available-for-sale securities be reported at fair value, with unrealized temporary holding gains and losses excluded from earnings and reported in comprehensive income and also as a net amount in accumulated other comprehensive income until realized. Canadian GAAP requires that these securities be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations. Once written down, these securities are not adjusted upward for subsequent appreciation in market value. Such gains are recognized only upon final disposition of the securities.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

As at December 31, 2006, the composition of available-for-sale securities, is as follows:

	Carrying Amount	Fair Value
Marketable securities	$164	$216
Short-term investments maturing within 90 days	7,909	7,909
Short-term investments maturing within 1 year	9,338	9,338
	$17,411	$17,463

(3) Intangible assets acquired from others for use in research and development

Under Canadian GAAP, finite life intangible assets, such as patents and licenses, acquired from others for use in research and development activities, are deferred and recognized over the period of the related development project for which reasonable certainty exits. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use would be expensed.

(4)  Warrants

The Company has restated its U.S. GAAP balance sheet as at December 31, 2005 and results of operations for the years ended December 31, 2005 and December 31, 2004 to correct the treatment of warrants. The warrants that are subject to restatement were issued between 2001 and 2004. Previously, the Company accounted for these items as equity under both Canadian and U.S. GAAP. The treatment of warrants was changed under U.S. GAAP to correct for the application of FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). Under FAS 133, share purchase warrants with an exercise price denominated in a currency other than the company’s functional currency are recorded as liabilities. Changes in the fair value of the warrants are required to be recognized in income through realized gains or losses. Under the Company’s previous U.S. GAAP accounting treatment, no changes in fair value were recorded. The cumulative effects of the restatement as at December 31, 2005 are as follows: an increase in liabilities of $465, a decrease in share capital of $1,494, a decrease in additional paid-in capital of $7,958 and a decrease in deficit of $8,987.

Under Canadian GAAP, the fair value of the warrants on the issue date is recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures, with the offset to the warrant component of equity. The warrants are not re-valued under Canadian GAAP.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(5)   Stock-based compensation

Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. The Company records stock compensation expense in the consolidated statement of operations, based on allocating the estimated fair value of the stock options granted over their vesting period, with the offset to contributed surplus.

Under U.S. GAAP, effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment” as interpreted by SAB 107, a revision to SFAS No. 123 “Accounting for Stock-Based Compensation”. SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Pursuant to the provisions of SFAS 123(R), the Company applied the modified prospective transition method such that SFAS 123(R) will apply to new awards, the unvested portion of existing awards and to awards modified, repurchased or cancelled after the effective date. During 2006, the Company recorded stock compensation expense in the consolidated statement of operations on a straight-line basis over the requisite service period, which is generally the vesting period, with the offset to additional paid-in capital. Because the Company has elected to use the modified prospective transition method, results for prior periods have not been restated. The adoption of the SFAS 123(R) has eliminated an existing U.S. GAAP reconciling item with the exception of the recording of forfeitures. Forfeitures must be estimated under U.S. GAAP, while the Company has elected to record forfeitures as incurred under Canadian GAAP. The Company has determined that the effect of estimated forfeitures on stock compensation expense for 2006 is not material. The Company also evaluated the need to record a cumulative effect adjustment for estimated forfeitures upon the adoption of SFAS 123(R) and determined that no adjustment was required.

Prior to January 1, 2006, under U.S. GAAP the Company measured compensation expense using the intrinsic value based method of accounting for stock options, in accordance with Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123. Under this method, compensation was the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Accordingly, the Company recorded no share-based employee compensation expense as all options granted had exercise prices equal to the fair market value of the common stock on the date of grant. As a result of the adoption of SFAS 123(R), the Company’s stock compensation expense and net loss for 2006 and additional paid-in capital as at December 31, 2006 under U.S. GAAP were $2,833 greater than they would have been under the Company’s previous accounting method for share-based compensation. Basic and diluted loss per share increased by $0.03 for 2006. The previous accounting method required pro-forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The table below presents the pro-forma disclosures required under U.S. GAAP:

	2005	2004
Net loss to common shareholders - U.S. GAAP (as restated for 2005 and 2004)	$13,134	$11,977
Compensation expense under SFAS No. 123	1,698	3,505
Pro-forma net loss to common shareholders - U.S. GAAP	14,832	15,482
Pro-forma basic and diluted loss per share - U.S. GAAP	$0.19	$0.21

The weighted average assumptions used in the Black-Scholes option pricing model to calculate the fair value of stock options granted during the year are disclosed in Note 14.

New accounting standards

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No.74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but has not yet been adopted, the registrant should discuss the effect that the new standard will have on the registrant's financial statements when adopted.

The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings. In accordance with SAB 74, recently issued Canadian accounting standards are discussed in the notes to the consolidated financial statements in Note 3, Accounting Policy Changes, under the subsection Accounting Standards Effective in Future Years.

Accounting standards adopted in the current year

Effective January 1, 2006, the Company prospectively adopted SFAS No. 153, ‘‘Exchanges of Non-monetary Assets’’, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 did not have a material impact on the Company’s results of operation or financial position in the current period.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Effective January 1, 2006, the Company adopted SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS 154’’), which replaces APB No. 20, ‘‘Accounting Changes’’ and supersedes SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28’’. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. The adoption of SFAS No. 154 did not have a material impact on the Company’s results of operation or financial position in the current period.

Effective January 1, 2006, the Company adopted FASB Staff Position (“FSP”) SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullified 2004 guidance issued by the EITF on determining whether an impairment is other-than-temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. The adoption of this FSP did not have a material impact on the Company’s results of operations or financial position in the current period.

Effective January 1, 2006, the Company adopted the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. The adoption of SAB 108 did not have a material impact on the Company’s consolidated financial statements.

Accounting standards effective in future years

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” (“SFAS 155”) which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning on or after September 15, 2006. The Company is currently evaluating the impact of SFAS 155 on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company is currently evaluating the impact FIN 48 will have on its financial statements.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

23.	SEGMENTED INFORMATION

The Company is engaged world wide primarily in the biotechnology health care industry in a single business segment - research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	2006	2005	2004
Revenue from operations in
Canada	$155	$518	$328
United States	-	1	33
Barbados	4,281	3,780	5,880
Europe	78	78	2,700
	$4,514	$4,377	$8,941

Amortization
Canada	$242	$240	$335
United States	551	31	49
Barbados	104	105	26
	$897	$376	$410

Long-lived assets
Canada	$432	$593	$330
United States	41,769	53	53
Barbados	271	375	480
	$42,472	$1,021	$863

Long-lived assets and amortization consist of capital assets, intangible assets and goodwill.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue and total revenue from transactions with those customers is as follows:

	Customers	Revenue
2006	1	$4,361
2005	1	4,031
2004	1	8,674

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

24.	SUBSEQUENT EVENTS

On February 26, 2007, Biomira announced that the first patient has been enrolled in the global Phase 3 clinical trial, START (Stimulating Targeted Antigenic Responses To Non-Small Cell Lung Cancer (NSCLC)), assessing the efficacy and safety of Stimuvax as a potential treatment for patients with unresectable stage III NSCLC. The trial is being conducted by Merck and its U.S. affiliate EMD Pharmaceuticals, Inc. pursuant to a collaboration between Biomira and Merck (Note 15). The collaboration arrangement provides that Biomira is entitled to receive a milestone payment of U.S. $2,500 from Merck upon enrollment of the first patient in this trial before associated payments to third parties of approximately U.S. $500.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: March 8, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer